Florianópolis, October 18th, 2006.

RECEIVED

2006 NOV 17 P 12: 05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CE DF-0028/2006



Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA.

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the Notice to Shareholders and minutes of the seventy-third and seventy-fourth meeting of Board of Directors translated form Portuguese to English and a copy of the Third Quarterly 2006 Information Report. These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

SUPPL

cc.: Juliana Dager
The Bank Of New York

PROCESSED
NOV 2 1 2006
THOMSON
FINANCIAL

Tractebel Energia
SUEZ

RECEIVED
2006 NOV 17 P 12:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TBLE3 NOVO MERCADO BOVESPA BRASIL

TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

NOTICE TO SHAREHOLDERS

We hereby notify all Shareholders and the market in general that the Board of Executive Officers of Tractebel Energia S.A., based on the powers delegated to it by the Board of Directors, has established October 25 2006 as the initial payment date of interest on shareholders' equity for the period from January 1 to June 30 2006, recorded on August 31 2006, and of interim dividends, based on the financial statements raised on June 30 2006.

The said interest and dividends shall be paid on the basis of the shareholding position of August 18 2006 and in accordance with existing shareholder registration details held at Banco Itaú S.A., according to the Notice to Shareholders sent to the CVM/BOVESPA on August 11 2006 and published in the newspapers Valor Econômico and Diário Catarinense on August 14 2006.

Florianópolis, September 28 2006.

Marc Verstraete
Finance and Investor Relations Director

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br

CNPJ/MF 02.474.103/0001-19 – NIRE 42300002438-4

MINUTES OF THE SEVENTY-THIRD MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On October 9, 2006 at 2:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the Effective Directors Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antonio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira being present and, given the absence of the effective members Dirk Beeuwsaert, Jan Franciscus Maria Flachet and Pierre Michel Philippe Chareyre, with the participation of the respective Alternates Gil de Methodio Maranhão Neto, Luiz Eduardo Simões Viana and José Carlos Cauduro Minuzzo. The meeting was presided by the Chairman of the Board, the director Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, this proposal being duly seconded by the other directors. Welcoming those members present, the Chairman opened the discussion on the **Day's Agenda** as itemized in the convening notice **CA-006/2006** of September 29, 2006, as follows: **Item 1** – Hedge operations covering foreign currency liabilities; **Item 2** – General matters. **RESOLUTIONS**: **Item 1** – **Unanimously**, approved pursuant to DD-299-0001 of September 18, 2006, duly filed with the Company, hedge operations contracted with Citibank covering foreign currency liabilities worth US$ 10,700,000.00 and EUR$ 44,300,000.00, the Board of Executive Officers being authorized to adopt all necessary measures in relation to this resolution as well as the ratification of acts already performed. The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, as Secretary, drafted these minutes. The said minutes, having been subsequently read and found correct, were duly signed by the members of the Board of Directors present, including the Chairman and by myself as Secretary. Rio de Janeiro RJ, October 9, 2006.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Luiz Antônio Barbosa
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

Gil de Methodio Maranhão Neto
Alternate Director

José Carlos Cauduro Minuzzo
Alternate Director

Luiz Eduardo Simões Viana
Alternate Director

José Moacir Schmidt
Secretary

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SEVENTY-FOURTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On October 25 2006 at 9:00 a.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Jan Franciscus Maria Flachet, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Dirk Beeuwsaert, Pierre Michel Philippe Chareyre, Luiz Antonio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira. The meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman opened the discussion on the **Day's Agenda** as itemized in the convening notice **CA-007/2006** of October 16 2006 as follows: **Item 1** – Third Quarter Results 2006; **Item 2** - ANEEL Electric Energy Auction of October 10: results and analysis; **Item 3** - CIEN: Information; and **Item 4** – General matters. **RESOLUTIONS: Item 1** – A slide presentation was made, subsequently filed at the Company, as to the breakdown of the Company's shareholding, of its parent company and its subsidiaries; description of the generation assets: customer portfolio; the energy balance; new projects; financial performance; debt; capital expenditures plan; net revenue and net income, and the dividend policy. The Directors **unanimously** approved the Interim Balance Sheet for the Third Quarter 2006 on the understanding that it adequately reflects the asset and financial situation of the Company for the period. **Item 2** - ANEEL Electric Energy Auction of October 10: result and analysis – The Chairman reported to the Directors on the results of the A-5 Auction held on October 10 for the sale of hydroelectric energy for a thirty year period as from 2011, and through which Companhia Energética São Salvador sold the energy to be generated from the São Salvador project at R$ 135.01, in accordance with the slide presentation, filed with the Company. **Item 3** – A slide presentation was made, filed with the Company, as to (i) the current situation of the contract with CIEN, particularly the progress with respect to reaching a solution on this question and (ii) a summary of the alternative solutions. **Item 4** – A slide presentation was made, filed with the Company, as to the Operation of the Brazilian Interconnected Power System, and covering the following (i) Current Operational Conditions; (ii) Outlook for the Operation of the System; (iii) Analysis of Prices; e (iv) Exposure to the PLD (Price for Settlement of Differences). The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, as Secretary, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman and by myself as Secretary. Rio de Janeiro RJ, October 25 2006.

Maurício Stolle Bähr Chairman	Jan Franciscus Maria Flachet Director

Manoel Arlindo Zaroni Torres
Director

Dirk Beeuwsaert
Director

Victor-Frank de Paula Rosa Paranhos
Director

Pierre Michel Philippe Chareyre
Director

Luiz Antônio Barbosa
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

José Moacir Schmidt
Secretary

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3221-7316	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	3221-7002	-	-	

15 - E-MAIL
previtali@tractebelenergia.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME	
MARC VERSTRAETE	
2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

4 - CEP	5 - MUNICÍPIO	6 - UF
88015-110	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	3221-7002	-	-	

16 - E-MAIL
marc@tractebelenergia.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2006	31/12/2006	3	01/07/2006	30/09/2006	2	01/04/2006	30/06/2006

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
BDO Trevisan Auditores Independentes	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Paulo Ricardo Pinto Alaniz	369.375.330-04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 30/09/2006	2 - TRIMESTRE ANTERIOR 30/06/2006	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2005
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	652.742.192
2 - Preferenciais	0	0	0
3 - Total	652.742.192	652.742.192	652.742.192
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional
4 - CÓDIGO ATIVIDADE
1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO
Total
7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	11/08/2006	Juros Sobre Capital Próprio	25/10/2006	ON	0,1746480000
02	RCA	11/08/2006	Dividendo	25/10/2006	ON	0,4963670000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
30/10/2006	 Marc Verstraete Diretor Financeiro e de Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
1	Ativo Total	5.204.677	4.870.499
1.01	Ativo Circulante	951.476	648.759
1.01.01	Disponibilidades	16.099	4.663
1.01.02	Créditos	769.160	551.208
1.01.02.01	Títulos e Valores Mobiliários	367.333	207.700
1.01.02.02	Recursos Vinculados a Pgto. Obrigações	26.000	0
1.01.02.03	Consumidores, Concess. e Permissionárias	297.385	275.018
1.01.02.04	Cauções e Depósitos Vinculados	56.724	48.771
1.01.02.05	Devedores Diversos-Conc.Energia Elétrica	19.324	15.630
1.01.02.06	Outros	2.394	4.089
1.01.03	Estoques	31.930	20.203
1.01.04	Outros	134.287	72.685
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	7.791	8.185
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	98.131	38.537
1.01.04.03	Despesas Pagas Antecipadamente	4.109	1.460
1.01.04.04	Ativo Fiscal Diferido	17.151	16.628
1.01.04.05	Outros	7.105	7.875
1.02	Ativo Realizável a Longo Prazo	418.716	392.806
1.02.01	Créditos Diversos	88.526	90.363
1.02.01.01	Concessionárias e Permissionárias	4.201	6.208
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	18.471	20.685
1.02.01.03	Alienação de Bens e Direitos	65.854	63.470
1.02.02	Créditos com Pessoas Ligadas	2.459	2.374
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	2.459	2.374
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	327.731	300.069
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	8.618	7.132
1.02.03.02	Depósitos Judiciais	127.658	106.272
1.02.03.03	Ativo Fiscal Diferido	189.226	185.455
1.02.03.04	Outros	2.229	1.210
1.03	Ativo Permanente	3.834.485	3.828.934
1.03.01	Investimentos	967.005	940.694
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	964.889	938.578
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.02	Imobilizado	2.867.480	2.888.240
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
2	Passivo Total	5.204.677	4.870.499
2.01	Passivo Circulante	1.025.867	507.490
2.01.01	Empréstimos e Financiamentos	181.710	163.117
2.01.02	Debêntures	12.018	5.128
2.01.03	Fornecedores	204.262	143.766
2.01.04	Impostos, Taxas e Contribuições	49.713	18.665
2.01.05	Dividendos a Pagar	424.950	3.192
2.01.05.01	Dividendos e Juros s/Capital Próprio	424.950	3.192
2.01.06	Provisões	41.164	73.941
2.01.06.01	Obrigações Estimadas	28.434	59.921
2.01.06.02	Contingências	12.730	14.020
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	112.050	99.681
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	3.262	6.267
2.01.08.02	Benefício Pós-Emprego	28.222	31.786
2.01.08.03	Operações de Hedge - Swap	26.194	25.378
2.01.08.04	Obrigações com Programa P&D	26.612	20.841
2.01.08.05	Devolução de Adicional Tarifário	14.588	0
2.01.08.06	Outros	13.172	15.409
2.02	Passivo Exigível a Longo Prazo	1.110.874	1.114.827
2.02.01	Empréstimos e Financiamentos	497.552	516.737
2.02.02	Debêntures	200.000	200.000
2.02.03	Provisões	91.066	87.925
2.02.03.01	Obrigações Estimadas	647	641
2.02.03.02	Contingências	90.419	87.284
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	322.256	310.165
2.02.05.01	Tributos e Contribuições Sociais	5.601	5.815
2.02.05.02	Benefícios Pós-Emprego	278.451	267.815
2.02.05.03	Passivo Fiscal Diferido	36.535	36.535
2.02.05.04	Operações de Hedge - Swap	1.669	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	3.067.936	3.248.182
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	148.500	148.500
2.05.04.01	Legal	148.257	148.257
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2006	4 -30/06/2006
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	243	243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	381.975	562.221

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.01	Receita Bruta de Vendas e/ou Serviços	655.312	1.952.506	586.402	1.798.404
3.01.01	Suprimento de Energia Elétrica	566.948	1.687.941	500.791	1.524.338
3.01.02	Fornecimento de Energia Elétrica	83.003	246.452	79.700	256.696
3.01.03	Serviço Prestado	3.553	10.668	3.564	10.351
3.01.04	Venda de Cinzas	2.345	6.948	1.860	5.713
3.01.05	Outras	(537)	497	487	1.306
3.02	Deduções da Receita Bruta	(55.924)	(169.988)	(58.926)	(209.897)
3.02.01	Impostos e Contribuições	(48.648)	(146.886)	(57.503)	(205.539)
3.02.02	Pesquisa e Desenvolvimento	(5.994)	(18.348)	0	0
3.02.03	Repasse - CCC/CDE - Venda de Cinzas	(1.282)	(4.754)	(1.423)	(4.358)
3.03	Receita Líquida de Vendas e/ou Serviços	599.388	1.782.518	527.476	1.588.507
3.04	Custo de Bens e/ou Serviços Vendidos	(285.124)	(759.502)	(217.742)	(683.838)
3.04.01	Pessoal	(22.423)	(64.205)	(17.743)	(58.466)
3.04.02	Material	(5.055)	(11.653)	(4.898)	(13.807)
3.04.03	Serviço de Terceiro	(12.799)	(30.586)	(10.638)	(28.647)
3.04.04	Combustível p/ Produção Energia Elétrica	(20.443)	(82.598)	(27.231)	(81.211)
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(5.425)	(24.794)	(19.306)	(38.316)
3.04.06	Depreciação / Amortização	(39.375)	(118.185)	(37.687)	(117.959)
3.04.07	Energia Elétrica Comprada p/Revenda	(180.733)	(425.091)	(96.739)	(328.188)
3.04.08	Outros	1.129	(2.390)	(3.500)	(17.244)
3.05	Resultado Bruto	314.264	1.023.016	309.734	904.669
3.06	Despesas/Receitas Operacionais	3.629	(87.224)	(6.076)	(94.395)
3.06.01	Com Vendas	(43.777)	(125.666)	(24.969)	(83.712)
3.06.01.01	Encargos de Uso da Rede Elétrica	(41.770)	(120.986)	(31.471)	(84.652)
3.06.01.02	Provisão p/Créditos de Liq.Duv., líquida	0	(10)	9.071	9.071
3.06.01.03	Outras	(2.007)	(4.670)	(2.569)	(8.131)
3.06.02	Gerais e Administrativas	(25.586)	(61.616)	(27.707)	(71.323)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.06.02.01	Pessoal	(9.769)	(29.799)	(7.733)	(26.272)
3.06.02.02	Serviço de Terceiro	(5.052)	(15.468)	(4.751)	(15.905)
3.06.02.03	Depreciação / Amortização	(310)	(925)	(281)	(876)
3.06.02.04	Provisões Operacionais, líquidas	(1.700)	14.247	(8.110)	(8.033)
3.06.02.05	Pesquisa e Desenvolvimento	0	(9.151)	0	0
3.06.02.06	Taxa de Fiscalização	(2.003)	(6.009)	(1.851)	(5.893)
3.06.02.07	Outras	(6.752)	(14.511)	(4.981)	(14.344)
3.06.03	Financeiras	(31.925)	(56.436)	18.033	(23.713)
3.06.03.01	Receitas Financeiras	22.526	73.822	30.586	65.909
3.06.03.01.01	Rendas de Aplicações Financeiras	10.142	34.733	24.336	53.820
3.06.03.01.02	Juros	8.068	20.535	848	2.662
3.06.03.01.03	Variação Monetária - Depósitos Judiciais	3.202	8.380	370	977
3.06.03.01.04	Variação Monetária - Outras	830	1.628	4.574	4.955
3.06.03.01.05	Variação Cambial - Outras	89	612	229	580
3.06.03.01.06	Outras	195	7.934	229	2.915
3.06.03.02	Despesas Financeiras	(54.451)	(130.258)	(12.553)	(89.622)
3.06.03.02.01	Encargos de Emprést.,Financ.e Debêntures	(21.883)	(67.527)	(26.108)	(73.722)
3.06.03.02.02	Encargos de Garantias Dívidas STN - DMPL	(7.250)	(7.250)	12.454	12.454
3.06.03.02.03	Encargos de Prov.Operacionais, líquidas	(1.795)	(5.902)	(954)	(5.518)
3.06.03.02.04	Encargos de Tributos e Contrib. Sociais	(76)	(263)	(79)	(7.322)
3.06.03.02.05	Encargos do Passivo Atuarial	(12.363)	(37.118)	(11.139)	(33.417)
3.06.03.02.06	Variação Monetária de Debêntures	(1.231)	(4.392)	2.086	2.997
3.06.03.02.07	Var. Monet. Prov.Operacionais, líquida	(134)	(1.377)	213	(2.913)
3.06.03.02.08	Variação Monetária - Outras	(377)	(2.988)	218	17
3.06.03.02.09	Var.Cambial Empréstimos e Financiamentos	(1.051)	24.049	32.002	136.653
3.06.03.02.10	Var.Cambial Aplicações Financeiras	64	(795)	(894)	(3.052)
3.06.03.02.11	Variação Cambial - Outras	123	126	400	(224)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.06.03.02.12	Perdas com Swap de Taxa de Câmbio/Juros	(4.577)	(14.858)	(16.558)	(101.018)
3.06.03.02.13	Outras	(3.901)	(11.963)	(4.194)	(14.557)
3.06.04	Outras Receitas Operacionais	87.535	87.535	0	0
3.06.04.01	Ganho em Ação Judicial	87.535	87.535	0	0
3.06.05	Outras Despesas Operacionais	(8.929)	(8.929)	0	0
3.06.05.01	Devolução de Adicional Tarifário	(8.929)	(8.929)	0	0
3.06.06	Resultado da Equivalência Patrimonial	26.311	77.888	28.567	84.353
3.06.06.01	Equivalência Patrimonial	27.998	82.648	30.254	89.413
3.06.06.02	Amortização Ágio na Partic. Empresas	(1.687)	(5.060)	(1.687)	(5.060)
3.06.06.03	Equiv.Patrim.s/Ajuste Exercício Anterior	0	300	0	0
3.07	Resultado Operacional	317.893	935.792	303.658	810.274
3.08	Resultado Não Operacional	12	17.058	3.625	3.515
3.08.01	Receitas	172	45.986	31.369	31.435
3.08.02	Despesas	(160)	(28.928)	(27.744)	(27.920)
3.09	Resultado Antes Tributação/Participações	317.905	952.850	307.283	813.789
3.10	Provisão para IR e Contribuição Social	(64.443)	(116.202)	31.938	(79.586)
3.10.01	Contribuição Social	(17.221)	(35.677)	2.664	(19.999)
3.10.02	Imposto de Renda	(47.222)	(80.525)	29.274	(59.587)
3.11	IR Diferido	4.291	(46.327)	(31.850)	(34.151)
3.11.01	Contribuição Social	1.136	(32.718)	(27.646)	(35.390)
3.11.02	Imposto de Renda	3.155	(13.609)	(4.204)	1.239
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	257.753	790.321	307.371	700.052

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO	0,39488	1,21077	0,47089	1,07248
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

NOTA 1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.860 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas.

A capacidade de fornecimento de energia elétrica da Companhia, incluindo o contrato para compra de longo prazo firmado com a controlada Itá Energética S.A. - ITASA é de 5.896 MW.

Em 20 de junho de 2006, por determinação da ANEEL, a capacidade de fornecimento foi reduzida em 72 MW, em virtude da atual incapacidade de cumprimento dos valores de garantia física por parte da Companhia de Interconexão Energética - CIEN. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia.

NOTA 2 – APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Os valores apresentados nas Informações Trimestrais – ITR (textos e tabelas) estão expressos em milhares (de reais e outras moedas), exceto onde indicado de maneira diferente.

As notas explicativas às Demonstrações Financeiras de 31.12.2005 complementam as notas destas Informações Trimestrais, apresentadas de formas resumidas.

Alguns valores das demonstrações do resultado do 3° trimestre e período de nove meses de 2005 foram reclassificados de forma a permitir uma melhor análise comparativa.

Práticas Contábeis

As Informações Trimestrais foram elaboradas segundo as práticas contábeis adotadas no Brasil, as quais são consistentes com aquelas adotadas para a elaboração das Demonstrações Financeiras de 31.12.2005 e Informações Trimestrais anteriores, exceto pelas mudanças de critérios contábeis, a partir de 01.01.2006, a saber:

a) Provisão para grandes manutenções

A prática contábil adotada para o reconhecimento da provisão para grandes manutenções do parque gerador da Companhia foi modificada, em atendimento ao Comunicado Técnico nº 01/2006, do Instituto dos Auditores Independentes do Brasil – IBRACON (ver Nota 19-c).

b) Aplicação de recursos em pesquisa e desenvolvimento

A Companhia, de acordo com a legislação em vigor, está obrigada a aplicar, anualmente, o montante de, no mínimo, um por cento (vinte e cinco centésimos por cento, até 31.12.2005) de sua receita operacional líquida em pesquisa e desenvolvimento do setor elétrico.

O critério de contabilização destes recursos destinados a pesquisa e desenvolvimento foi alterado conforme orientação contida em Interpretação Técnica nº 03/2006, do Instituto dos Auditores Independentes do Brasil – IBRACON.

O procedimento contábil que vinha sendo adotado pela Companhia e que prevalecia no setor elétrico brasileiro era o de registrar a aplicação destes recursos a medida em que os programas eram executados e os gastos incorridos. Esse procedimento prejudicava o atendimento ao princípio do confronto da receita e despesa, uma vez que o mês da aplicação dos recursos não coincidia com o da competência da receita.

De acordo com o novo procedimento contábil, a parcela da receita da Companhia destinada à aplicação em programas de pesquisa e desenvolvimento do setor elétrico está sendo reconhecida no mesmo mês de competência da receita, na rubrica "Aplicação em pesquisa e desenvolvimento", no grupo Dedução da Receita Operacional Bruta.

As obrigações da Companhia correspondentes aos projetos de pesquisa e desenvolvimento relativos aos períodos anteriores ao do ciclo de receita de 2006, no montante de R$ 9.635, foram reconhecidas, no primeiro trimestre de 2006, na rubrica "Pesquisa e desenvolvimento", no grupo Despesas Operacionais.

c) Subvenção de combustível (CCC/CDE)

De acordo com a orientação contida em Despacho nº 657/2006 da Agência Nacional de Energia Elétrica – ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que vinha sendo registrado na receita operacional, na rubrica "Subvenção Combustível – CCC/CDE" passou a ser apresentado em conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica". Os montantes de R$ 75.003 e R$ 257.796, relativos ao terceiro trimestre e período de nove meses de 2005, apresentados na receita de subvenção nas Informações Trimestrais de 30.09.2005, foram reclassificados, de modo a permitir uma melhor análise comparativa entre os períodos apresentados.

Demonstrações financeiras consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as Companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado.

04.01 - NOTAS EXPLICATIVAS

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	30.09.2006	30.06.2006	30.09.2006	30.06.2006
Certificado de Depósito Bancário – CDB	107.929	92.711	160.397	127.931
Certificado de Depósito Interbancário – CDI	-	-	-	64
Letras do Tesouro Nacional – LTN	126.933	122.561	126.933	122.561
Letras Financeiras do Tesouro – LFT	77	75	77	75
Notas do Banco Central – NBC - E	17.951	18.015	29.454	29.311
Notas do Tesouro Nacional – NTN - D	-	-	4.501	4.711
Operações Compromissadas com Títulos Públicos Federais	162.680	22.575	169.893	29.914
Operações Compromissadas com Títulos Públicos Privados	-	-	19.039	9.002
(-) Garantia de operações de *swap* no Fundo de Investimentos Exclusivo	(36.341)	(36.341)	(36.341)	(36.341)
	379.229	219.596	473.953	287.228
(-) Provisão para perdas em aplicações financeiras	(11.896)	(11.896)	(17.427)	(17.427)
	367.333	207.700	456.526	269.801

A Companhia possui Fundo de Investimentos Exclusivo composto por LTN, operações compromissadas e operações de *swap* realizadas no mercado de balcão, em que o Fundo fica ativo em moeda estrangeira (Dólar, Euro e Libra) e passivo em CDI. As aplicações neste Fundo estão segregadas nas demonstrações financeiras de acordo com as suas naturezas.

O saldo do Fundo inclui o valor de R$ 36.341, relativo a garantia contratual das operações de *swap*, o qual somente poderá ser resgatado quando do vencimento do último contrato de *swap*, em dezembro de 2006. Este montante está apresentado no ativo circulante, na rubrica "Cauções e depósitos vinculados".

A provisão para perdas em aplicações financeiras refere-se a aplicações em CDB que a Companhia e sua controladora Companhia Energética Meridional – CEM possuem no Banco Santos, o qual teve a falência decretada em 2005.

NOTA 4 - CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	30.09.2006				30.06.2006
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Concessionárias	174.685	-	-	174.685	169.805
Comercializadoras	70.575	12.864	-	83.439	62.686
Consumidores livres	24.686	581	-	25.267	26.440
Exportação	4.903	-	740	5.643	7.314
Transações no âmbito do MAE					
- Recomposição tarifária extra-ordinária - RTE	8.064	127	96	8.287	8.709
- Agentes com ações judiciais ou inadimplentes	109.873	-	11.947	121.820	121.820
	117.937	127	12.043	130.107	130.529
	392.786	**13.572**	**12.783**	**419.141**	**396.774**
(-) Provisão para créditos de liquidação duvidosa	(109.856)	-	(11.900)	(121.756)	(121.756)
	282.930	**13.572**	**883**	**297.385**	**275.018**
Longo prazo					
Transações no âmbito do MAE					
- Recomposição tarifária extra-ordinária - RTE	4.201	-	-	4.201	6.208
	4.201	**-**	**-**	**4.201**	**6.208**

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	30.09.2006				30.06.2006
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Concessionárias	178.104	-	-	178.104	172.439
Comercializadoras	74.923	-	-	74.923	58.324
Consumidores livres	66.684	2.095	-	68.779	64.898
Exportação	4.903	-	740	5.643	7.314
Transações no âmbito do MAE					
- Transações correntes	251	-	-	251	111
- Recomposição tarifária extra-ordinária - RTE	8.064	127	96	8.287	8.709
- Agentes com ações judiciais ou inadimplentes	110.498	-	13.944	124.442	124.442
	118.813	127	14.040	132.980	133.262
	443.427	2.222	14.780	460.429	436.237
(-) Provisão para créditos de liquidação duvidosa	(110.481)	-	(12.029)	(122.510)	(122.510)
	332.946	2.222	2.751	337.919	313.727
Longo prazo					
Transações no âmbito do MAE					
- Recomposição tarifária extra-ordinária - RTE	4.201	-	-	4.201	6.208
	4.201	-	-	4.201	6.208

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do CCEE/MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

NOTA 5 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A RECUPERAR

	Controladora		Consolidado	
	30.09.2006	30.06.2006	30.09.2006	30.06.2006
Circulante				
ICMS	43.371	42.574	44.966	44.213
Imposto de renda	-	28.011	132	29.404
Contribuição social	-	977	11	1.257
PIS	12.948	113	13.068	637
COFINS	75.336	512	76.368	2.926
INSS	7.827	7.701	7.827	7.701
	139.482	79.888	142.372	86.138
(-) Provisão para perdas na recuperação de créditos de ICMS	(41.351)	(41.351)	(41.351)	(41.351)
	98.131	38.537	101.021	44.787
Longo prazo				
ICMS	2.623	2.492	5.393	5.212
PIS	1.068	826	1.071	828
COFINS	4.927	3.814	4.937	3.824
	8.618	7.132	11.401	9.864

Neste trimestre, foi certificado o trânsito em julgado de decisão favorável ao afastamento da base de cálculo da contribuição ao PIS e da COFINS ampliada pela Lei nº 9.718/98, em favor da Companhia e de sua controlada Companhia Energética Meridional - CEM. A referida decisão garantiu às Companhias a desoneração da tributação atacada com a recuperação dos excessos recolhidos sob o amparo daquela Lei, que representou para a Tractebel Energia e CEM, os montantes atualizados de R$ 87.535 e R$ 1.152, respectivamente, os quais foram reconhecidos no resultado deste trimestre, na rubrica "Outras Receitas Operacionais" e serão compensados com tributos e contribuições administrados pela Secretaria da Receita Federal.

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos naquele Estado, tendo em vista que a venda de energia elétrica ocorria com diferimento de ICMS.

04.01 - NOTAS EXPLICATIVAS

NOTA 6 – ATIVO FISCAL DIFERIDO

	Controladora				
	30.09.2006				30.06.2006
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso – RIC	136.667	34.167	-	34.167	34.167
Benefícios pós-emprego	159.619	39.905	14.365	54.270	50.938
Provisão para créditos de liquidação duvidosa	121.756	30.439	10.958	41.397	41.397
Provisão para contingências	103.149	25.787	9.284	35.071	34.443
Provisão para depreciação acelerada UTE William Arjona	29.367	7.342	2.643	9.985	10.269
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	14.060
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	4.045
Participação de empregados nos lucros e bônus gerencial	12.037	3.008	1.084	4.092	2.971
Provisão para honorários advocatícios	647	162	58	220	218
Ajuste a valor presente da alienação da UTE Jacuí	26.678	6.669	2.401	9.070	9.575
		160.791	45.586	206.377	202.083

Classificação do ativo fiscal diferido:				
Circulante	13.515	3.636	17.151	16.628
Realizável a longo prazo	147.276	41.950	189.226	185.455
	160.791	45.586	206.377	202.083

04.01 - NOTAS EXPLICATIVAS

Natureza dos créditos	Consolidado				
	30.09.2006				30.06.2006
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Remuneração das Imobilizações em Curso – RIC	136.667	34.167	-	34.167	34.167
Benefícios pós-emprego	159.619	39.905	14.365	54.270	50.938
Provisão para créditos de liquidação duvidosa	122.510	30.628	11.026	41.654	41.654
Provisão para contingências	106.145	26.536	9.552	36.088	35.345
Provisão para depreciação acelerada UTE William Arjona	29.367	7.342	2.643	9.985	10.269
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	14.060
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	5.926
Participação de empregados nos lucros e bônus gerencial	12.037	3.008	1.084	4.092	2.971
Provisão para honorários advocatícios	647	162	58	220	218
Ajuste a valor presente da alienação da UTE Jacuí	26.678	6.669	2.401	9.070	9.575
Prejuízo Fiscal	6.011	1.503	-	1.503	2.740
Base negativa da contribuição social	6.473	-	583	583	1.026
		164.615	47.003	211.618	208.889
Classificação do ativo fiscal diferido:					
Circulante		14.660	4.044	18.704	19.375
Realizável a longo prazo		149.955	42.959	192.914	189.514
		164.615	47.003	211.618	208.889

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos períodos subseqüentes.

O horizonte de realização do ativo fiscal diferido a longo prazo e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	30.09.2006	
	Controladora	Consolidado
Ativo fiscal diferido, registrado		
2007	4.283	4.822
2008	12.110	12.537
2009	22.339	24.403
2010	30.926	31.104
2011 e 2012	63.319	63.728
2013 a 2016	36.038	36.109
2017 em diante	20.211	20.211
	189.226	192.914
Ativo fiscal diferido, não registrado		
Outubro de 2016 em diante	22.146	22.146
	211.372	215.060

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, em observância à Instrução CVM nº 371/02.

NOTA 7 - CONCILIAÇÃO DOS TRIBUTOS NO RESULTADO

	Controladora			
	30.09.2006		30.09.2005	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**952.850**	**952.850**	**813.789**	**813.789**
Diferenças permanentes				
Adições				
Amortização de ágio	-	5.060	-	5.060
Doações incentivadas	1.382	1.382	774	774
Perdas com operações de *swap*	2.422	2.422	-	-
Outras	235	1.845	76	958
Exclusões				
Equivalência patrimonial	(82.948)	(82.948)	(89.413)	(89.413)
Reversão da provisão para perdas da UTE Jacuí	-	(303.131)	-	(303.040)
Juros sobre o capital próprio	(114.000)	(114.000)	(110.000)	(110.000)
Remuneração das Imobilizações em Curso – RIC	-	(81.486)	-	(81.465)
(=) Base de cálculo dos tributos no resultado	**759.941**	**381.994**	**615.226**	**236.663**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(68.395)**	**(95.499)**	**(55.370)**	**(59.166)**
Incentivos fiscais	-	1.277	-	774
Outros	-	88	(19)	44
(=) Contrib. social e imposto renda no resultado	**(68.395)**	**(94.134)**	**(55.389)**	**(58.348)**
Composição dos tributos no resultado:				
Corrente	(35.677)	(80.525)	(19.999)	(59.587)
Diferido	(32.718)	(13.609)	(35.390)	1.239
	(68.395)	(94.134)	(55.389)	(58.348)

	Consolidado			
	30.09.2006		30.09.2005	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	**998.775**	**998.775**	**856.434**	**856.434**
Diferenças permanentes				
Adições				
Amortização de ágio	-	5.060	-	5.060
Doações incentivadas	1.532	1.532	924	924
Perdas com operações de *swap*	10.403	10.403	-	-
Outras	3.072	4.842	78	1.449
Exclusões				
Juros sobre o capital próprio	(114.000)	(114.000)	(110.000)	(110.000)
Reversão da provisão para perdas da UTE Jacuí	-	(303.131)	-	(303.040)
Remuneração das Imobilizações em Curso – RIC	-	(81.486)	-	(81.465)
Ajuste em controlada tributada pelo lucro presumido	(2.932)	(4.057)	(5.711)	(6.805)
Ajuste em exercício anterior de controladas	(300)	(300)	-	-
(=) Base de cálculo dos tributos no resultado	**896.550**	**517.638**	**741.725**	**362.557**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(80.690)**	**(129.410)**	**(66.755)**	**(90.639)**
Incentivos fiscais	-	1.495	-	924
Outros	-	151	(19)	107
(=) Contrib. social e imposto renda no resultado	**(80.690)**	**(127.764)**	**(66.774)**	**(89.608)**
Composição dos tributos no resultado:				
Corrente	(47.612)	(113.148)	(30.766)	(89.124)
Diferido	(33.078)	(14.616)	(36.008)	(484)
	(80.690)	(127.764)	(66.774)	(89.608)

NOTA 8 – ALIENAÇÃO DE BENS E DIREITOS

Em junho de 2004 e julho de 2005, a Companhia transferiu 33,33%, em cada ano, do projeto Jacuí à Elétrica Jacuí S.A. - ELEJA. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em 28.03.2006 a ELEJA adquiriu da Companhia participação remanescente de 33,34% do projeto Jacuí, passando a ser titular da totalidade do mesmo, mediante o exercício da segunda das suas opções de compra previstas no contrato. Nos termos do contrato, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí.

De acordo com as condições contratuais os valores da venda estão sendo atualizados pelo IGP-DI e serão recebidos em 36 parcelas a partir da data de início da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda e exercícios de opção de compra, o que ocorrer primeiro.

Considerando que os valores contratuais estão a preço futuro, a Companhia procedeu o seu ajuste a valor presente aplicando a taxa de desconto de 10% a.a. Os valores nominais e descontados a valor presente, na controladora e no consolidado, são como se segue:

	30.09.2006	30.06.2006
Valor da alienação	92.532	91.633
(-) Ajuste a valor presente	(26.678)	(28.163)
	65.854	63.470

NOTA 9 - INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	30.09.2006	30.06.2006	30.09.2006	30.06.2006
Participações societárias permanentes avaliadas pelo método de equivalência patrimonial	964.889	938.578	36.442	38.129
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742	1.742	1.742
Outros investimentos	374	374	374	374
	967.005	940.694	38.558	40.245

b) Participações societárias permanentes

			No trimestre	Acumulado	30.09.2006	30.06.2006
Empresas	Lote de Mil Ações ou Quotas	Partici-pação (%)	Lucro Líquido	Lucro Líquido	Patrimônio Líquido	Patrimônio Líquido
Itá Energética S.A. – ITASA	253.607	48,75	7.641	21.077	567.018	559.377
Companhia Energética Meridional - CEM	344.528	99,99	19.531	65.018	597.166	577.634
Lages Bioenergética Ltda	30.530	99,99	1.388	6.153	38.570	37.182
Tractebel Energia Comercializadora Ltda	4.200	99,99	3.354	1.202	16.284	12.931
Delta Energética S.A.	10	99,99	-	-	6	6

04.01 - NOTAS EXPLICATIVAS

c) Movimentação dos investimentos

No trimestre

Empresas	Saldo em 30.06.2006	Resultado da Equivalência Patrimonial	Amortização do Ágio	Saldo em 30.09.2006
Itá Energética S.A. – ITASA				
Equivalência Patrimonial	272.696	3.725	-	276.421
Ágio	9.154	-	(572)	8.582
Companhia Energética Meridional - CEM				
Equivalência Patrimonial	577.635	19.531	-	597.166
Ágio	28.976	-	(1.115)	27.861
Lages Bioenergética Ltda	37.181	1.388	-	38.569
Tractebel Energia Comercializadora Ltda	12.930	3.354	-	16.284
Delta Energética S.A.	6	-	-	6
	938.578	27.998	(1.687)	964.889

O ágio na aquisição dos investimentos tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

Acumulado

Empresas	Saldo em 31.12.2005	Aumento de Capital	Resultado da Equivalência Patrimonial	Ajuste Exerc. Anterior	Amortiza-ção do Ágio	Saldo em 30.09.2006
Itá Energética S.A. – ITASA						
Equivalência Patrimonial	266.146	-	10.275	-	-	276.421
Ágio	10.299	-	-	-	(1.717)	8.582
Companhia Energética Meridional - CEM						
Equivalência Patrimonial	532.009	-	65.018	139	-	597.166
Ágio	31.204	-	-	-	(3.343)	27.861
Lages Bioenergética Ltda	32.255	-	6.153	161	-	38.569
Tractebel Energia Comercializadora Ltda	13.082	2.000	1.202	-	-	16.284
Delta Energética S.A.	6	-	-	-	-	6
	885.001	2.000	82.648	300	(5.060)	964.889

d) Sustentabilidade e desenvolvimento limpo na Lages Bioenergética Ltda.

A Usina de Co-geração de Lages, no ano de 2006, obteve o registro no Comitê Executivo de Mecanismo do Desenvolvimento Limpo (MDL) da ONU por utilizar resíduos de madeira para negociar créditos de carbono.

04.01 - NOTAS EXPLICATIVAS

O mercado de comercialização de créditos de carbono movimenta as economias de países desenvolvidos e em desenvolvimento desde fevereiro de 2005, quando entrou em vigor o Protocolo de Kyoto. Para chegar até a condição de potencial comercializadora dos créditos, a Companhia teve que cumprir uma série de exigências de diferentes organismos, como o próprio Protocolo de Kyoto, as Nações Unidas, o Governo Federal e auditores independentes.

A usina, que consome 15 mil toneladas de resíduos de madeira/mês, demonstrou que vai reduzir e, em conseqüência, negociar 220 mil toneladas equivalentes de CO2 por ano. A Companhia ainda não tem firmado nenhum contrato de comercialização dos referidos créditos de CO2.

NOTA 10 – ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	30.09.2006				30.06.2006	
	Taxas médias de depreciação	Custo corrigido	Depreciação/ amortização acumulada	Valor líquido	Valor líquido	Empresa
Imobilizações em Serviço						
Intangível						
Direito de exploração UHE Cana Brava	3,2	88.664	(11.931)	76.733	77.445	CEM
Tangível						
Geração Hidráulica						
UHE Salto Santiago	2,5	639.363	(486.684)	152.679	156.510	Controladora
UHE Salto Osório	2,8	300.318	(234.676)	65.642	65.093	Controladora
UHE Passo Fundo	2,5	123.183	(91.961)	31.222	31.779	Controladora
UHE Itá (em consórcio)	2,3	1.780.940	(249.892)	1.531.048	1.541.759	Controladora/ ITASA
UHE Machadinho (em consórcio)	2,4	179.161	(19.017)	160.144	161.985	Controladora
UHE Cana Brava	2,5	874.316	(88.136)	786.180	788.585	CEM
		3.897.281	(1.170.366)	2.726.915	2.745.711	
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.456.946	(1.247.335)	1.209.611	1.232.152	Controladora
UTE Charqueadas	4,4	54.833	(49.163)	5.670	6.028	Controladora
UTE Alegrete	4,1	8.136	(7.278)	858	842	Controladora
UTE William Arjona	4,3	174.509	(70.123)	104.386	105.375	Controladora
Unidade de Cogeração Lages	4,3	73.424	(7.408)	66.016	65.853	Lages
		2.767.848	(1.381.307)	1.386.541	1.410.250	
Equipamentos Gerais e Outros	10,0	43.159	(23.305)	19.854	17.676	Consolidado
Total das imobilizações em serviço		6.796.952	(2.586.909)	4.210.043	4.251.082	

Total das imobilizações em serviço	6.796.952	(2.586.909)	4.210.043	4.251.082	
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)	4.972	-	4.972	4.940	Controladora/ITASA
UHE Cana Brava (obra de adição)	162	-	162	2.382	CEM
UHE S. Santiago (obra de adição)	2.277	-	2.277	2.288	Controladora
UHE S. Osório (obra de adição)	21.044	-	21.044	20.912	Controladora
UHE Machadinho (custos retardatários)	146	-	146	139	Controladora
Outros	718	-	718	644	Controladora
	29.319	-	29.319	31.305	
Geração Térmica					
UTE J. Lacerda (obra de adição)	27.892	-	27.892	14.542	Controladora
UTE Charqueadas (obra de adição)	2.661	-	2.661	1.894	Controladora
Unidade de Cogeração Lages	39	-	39	615	Lages
Outros	185	-	185	243	Controladora
	30.777	-	30.777	17.294	
Equipamentos Gerais e Outros	4.498	-	4.498	4.885	Controladora
	64.594	-	64.594	53.484	
Total das imobilizações	6.861.546	(2.586.909)	4.274.637	4.304.566	
Obrigações especiais	(9.619)	-	(9.619)	(9.619)	Controladora/Lages
	6.851.927	(2.586.909)	4.265.018	4.294.947	

b) Mutação do ativo imobilizado

	Controladora			Consolidado		
	Em serviço	Em Curso	Total	Em serviço	Em Curso	Total
Saldo em 31.03.2006	**2.891.138**	**34.929**	**2.926.067**	**4.295.827**	**45.254**	**4.341.081**
Aquisições	-	12.755	12.755	-	14.599	14.599
Transferências	1.995	(1.995)	-	6.369	(6.369)	-
Depreciação	(39.626)	-	(39.626)	(49.648)	-	(49.648)
Baixas	(1.462)	-	(1.462)	(1.466)	-	(1.466)
Saldo em 30.06.2006	**2.852.045**	**45.689**	**2.897.734**	**4.251.082**	**53.484**	**4.304.566**
Aquisições	-	19.036	19.036	-	20.321	20.321
Transferências	5.240	(5.240)	-	9.211	(9.211)	-
Depreciação	(39.696)	-	(39.696)	(49.751)	-	(49.751)
Baixas	(100)	-	(100)	(499)	-	(499)
	2.817.489	59.485	2.876.974	4.210.043	64.594	4.274.637
Obrigações Especiais	(9.494)	-	(9.494)	(9.619)	-	(9.619)
Saldo em 30.09.2006	**2.807.995**	**59.485**	**2.867.480**	**4.200.424**	**64.594**	**4.265.018**

NOTA 11 – FORNECEDORES

	Controladora		Consolidado	
	30.09.2006	30.06.2006	30.09.2006	30.06.2006
Energia elétrica	127.588	68.664	126.146	60.748
Encargos de uso da rede elétrica	43.420	38.218	47.924	42.500
Combustíveis fósseis / biomassa	14.357	20.496	14.592	20.670
Materiais e serviços	18.897	16.388	22.819	22.047
	204.262	143.766	211.481	145.965

NOTA 12 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	30.09.2006			30.06.2006		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	52.193	239.696	291.889	51.918	231.551	283.469
Instituições financeiras	10.308	123.810	134.118	10.261	127.224	137.485
Encargos	19.116	-	19.116	10.978	-	10.978
	81.617	363.506	445.123	73.157	358.775	431.932
Moeda Nacional						
ELETROBRÁS	85.287	114.425	199.712	77.104	134.931	212.035
Instituições financeiras	12.941	19.621	32.562	12.574	23.031	35.605
Encargos	1.865	-	1.865	282	-	282
	100.093	134.046	234.139	89.960	157.962	247.922
	181.710	497.552	679.262	163.117	516.737	679.854

	Consolidado					
	30.09.2006			30.06.2006		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	52.193	239.696	291.889	51.918	231.551	283.469
Instituições financeiras	10.308	123.810	134.118	10.261	127.224	137.485
Encargos	19.116	-	19.116	10.978	-	10.978
	81.617	363.506	445.123	73.157	358.775	431.932
Moeda Nacional						
ELETROBRÁS	85.287	114.425	199.712	77.104	134.931	212.035
Instituições financeiras	61.467	297.264	358.731	60.926	311.764	372.690
Encargos	3.166	-	3.166	1.500	-	1.500
	149.920	411.689	561.609	139.530	446.695	586.225
	231.537	775.195	1.006.732	212.687	805.470	1.018.157

b) Mutação dos empréstimos e financiamentos:

	Controladora			Consolidado		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Saldo em 31.03.2006	**187.092**	**553.071**	**740.163**	**236.597**	**852.413**	**1.089.010**
Transferências	40.267	(40.267)	-	52.505	(52.505)	-
Encargos gerados	17.907	-	17.907	26.085	624	26.709
Variações monetárias/ cambiais	3.472	3.933	7.405	3.472	4.938	8.410
Amortizações	(85.621)	-	(85.621)	(105.972)	-	(105.972)
Saldo em 30.06.2006	**163.117**	**516.737**	**679.854**	**212.687**	**805.470**	**1.018.157**
Transferências	27.145	(27.145)	-	39.354	(39.354)	-
Encargos gerados	16.165	6	16.171	24.189	436	24.625
Variações monetárias/ cambiais	347	704	1.051	347	1.393	1.740
Remuneração de garantias depositadas	-	7.250	7.250	-	7.250	7.250
Amortizações	(25.064)	-	(25.064)	(45.040)	-	(45.040)
Saldo em 30.09.2006	**181.710**	**497.552**	**679.262**	**231.537**	**775.195**	**1.006.732**

04.01 - NOTAS EXPLICATIVAS

c) Composição por tipo de moeda estrangeira e indexadores nacionais:

	Controladora					
	30.09.2006			30.06.2006		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	137.479	298.906	44,00	133.206	288.298	42,40
Euro – EUR	48.436	133.565	19,66	47.396	131.198	19,30
Libra Esterlina – GBP	3.109	12.652	1,87	3.109	12.436	1,83
		445.123	65,53		431.932	63,53
Moeda nacional						
IVRRGR (baseado na UFIR)		201.309	29,64		212.036	31,19
Não indexado		32.830	4,83		35.886	5,28
		234.139	34,47		247.922	36,47
		679.262	100,00		679.854	100,00

	Consolidado					
	30.09.2006			30.06.2006		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	137.479	298.906	29,69	133.206	288.298	28,32
Euro – EUR	48.436	133.565	13,27	47.396	131.198	12,88
Libra Esterlina – GBP	3.109	12.652	1,25	3.109	12.436	1,22
		445.123	44,21		431.932	42,42
Moeda nacional						
IVRRGR (baseado na UFIR)		201.309	19,99		212.036	20,83
URTJLP		327.470	32,53		338.303	33,23
Não indexado		32.830	3,27		35.886	3,52
		561.609	55,79		586.225	57,58
		1.006.732	100,00		1.018.157	100,00

d) Variação das moedas estrangeiras e indexadores:

	%			
Moeda – indexador	**No 3° trimestre 2006**	**No 3° trimestre 2005**	**Acumulado 2006**	**Acumulado 2005**
Dólar Americano – USD	0,46	(5,45)	(7,11)	(16,28)
Libra Esterlina – GBP	1,73	(6,86)	1,18	(23,55)
Euro – EUR	(0,38)	(6,12)	(0,42)	(26,19)
URTJLP	0,36	0,89	1,58	2,67
IGP-M	0,84	(1,52)	2,25	0,19

04.01 - NOTAS EXPLICATIVAS

e) Vencimentos dos empréstimos, financiamentos e encargos a longo prazo:

Controladora

	30.09.2006			30.06.2006		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2007	124.842	24.610	149.452	128.408	48.563	176.971
2008	32.461	30.289	62.750	32.313	30.253	62.566
2009	26.666	30.974	57.640	26.545	30.974	57.519
2010	19.759	33.848	53.607	19.670	33.847	53.517
2011	19.759	14.325	34.084	19.670	14.325	33.995
De 2012 até 2024	140.019	-	140.019	132.169	-	132.169
	363.506	134.046	497.552	358.775	157.962	516.737

Consolidado

	30.09.2006			30.06.2006		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2007	124.842	36.742	161.584	128.408	72.739	201.147
2008	32.461	78.814	111.275	32.313	78.605	110.918
2009	26.666	79.499	106.165	26.545	79.326	105.871
2010	19.759	82.373	102.132	19.670	82.199	101.869
2011	19.759	62.850	82.609	19.670	62.677	82.347
De 2012 até 2024	140.019	71.411	211.430	132.169	71.149	203.318
	363.506	411.689	775.195	358.775	446.695	805.470

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno
Taxas fixas de 11,90% a 12,00% a.a. (Em 30.06.2006, de 11,90% a 12,00% a.a.)
Taxas flutuantes: 15,45% a.a. (Em 30.06.2006, 16,17% a.a.)

Mercado externo
Taxas fixas de 6,00% a 8,49% a.a. (Em 30.06.2006, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 5,27% a 9,30% a.a. (Em 30.06.2006, de 2,39% a 9,30% a.a.)

No consolidado

Mercado interno
Taxas fixas de 11,90% a 12,00% a.a. (Em 30.06.2006, de 11,90% a 12,00% a.a.)
Taxas flutuantes de 9,75 a 15,45% a.a. (Em 30.06.2006, de 10,40% a 16,17% a.a.)

Mercado externo
Taxas fixas de 6,00% a 8,49% a.a. (Em 30.06.2006, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 5,27% a 9,30% a.a. (Em 30.06.2006, de 2,39% a 9,30% a.a.)

NOTA 13 – DEBÊNTURES

	30.09.2006					30.06.2006
	Circulante			Longo Prazo	Total	Total
	Encargos	Principal	Total			
Tractebel Energia S.A.						
1ª Série	5.487	2.740	8.227	140.000	148.227	143.620
2ª Série	3.791	-	3.791	60.000	63.791	61.508
Total Controladora	9.278	2.740	12.018	200.000	212.018	205.128
CEM - (Série Única)	4.313	9.315	13.628	79.054	92.682	90.127
ITASA - (1ª e 2ª Séries)	3.524	9.381	12.905	53.235	66.140	64.089
Total Consolidado	17.115	21.436	38.551	332.289	370.840	359.344

a) Tractebel Energia

Em 11.05.2005, a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária).

A 1ª série, composta por 14.000 debêntures, vencerá em 02.05.2011 e terá amortização integral em uma única parcela. Estas debêntures são atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das debêntures.

A 2ª série, composta por 6.000 debêntures, vencerá em 02.05.2010 e terá amortização integral em uma única parcela. Estas debêntures fazem jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

b) Companhia Energética Meridional – CEM

Em 19.05.1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013. O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

c) Itá Energética S.A. – ITASA

Em 07.03.2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, integralizados em 23.03.2001

As debêntures de ambas as séries são atualizadas pelo IGP-M, e fazem juz a juros remuneratórios de 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, com vencimento final em 01.06.2013 e 01.12.2013 da 2ª e 1ª séries, respectivamente.

d) Vencimentos das debêntures a longo prazo

	30.09.2006		30.06.2006	
	Controladora	Consolidado	Controladora	Consolidado
2007	-	9.096	-	9.078
2008	-	18.936	-	18.897
2009	-	20.011	-	19.968
2010	60.000	81.193	60.000	81.146
2011	140.000	162.493	140.000	162.442
De 2012 a 2013	-	40.560	-	40.474
	200.000	332.289	200.000	332.005

NOTA 14 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	30.09.2006			30.06.2006
	Circulante	Longo prazo	Total	Total
Provisões trabalhistas	15.011	-	15.011	12.482
Compra de energia elétrica	-	-	-	35.672
Provisão bônus gerencial e participação nos resultados	12.037	-	12.037	8.738
Outras	1.386	647	2.033	3.670
	28.434	647	29.081	60.562

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Consolidado

O balanço patrimonial consolidado inclui o valor de R$ 224, referente a provisões trabalhistas reconhecidas no passivo circulante das controladas ITASA e CEM (R$ 159 em 30.06.2006).

NOTA 15 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora			
	30.09.2006		30.06.2006	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.866	17.723	17.825	15.410
Periculosidade	683	350	664	388
Horas extras	724	752	706	721
Equiparação salarial e enquadramento funcional	810	221	787	217
Horas in itinere	802	182	795	179
Outras	2.018	3.278	2.002	3.257
	22.903	22.506	22.779	20.172
Cíveis				
Fornecedores	15.557	-	15.305	-
Atingidos pela UHE Itá	1.605	-	1.737	-
Danos emergentes e lucros cessantes	913	-	896	-
Doença ocupacional e acidente do trabalho	21.970	-	21.570	-
Outras	815	-	800	-
	40.860	-	40.308	-
Fiscais				
Contribuição Social	16.529	11.538	15.986	11.128
Imposto de Renda	-	2.778	-	2.695
PIS/COFINS	-	78.200	-	60.017
INSS	22.857	12.636	22.231	12.260
	39.386	105.152	38.217	86.100
	103.149	127.658	101.304	106.272
Classificação das provisões para contingências no Balanço				
Circulante	12.730	-	14.020	-
Longo Prazo	90.419	127.658	87.284	106.272
	103.149	127.658	101.304	106.272

04.01 - NOTAS EXPLICATIVAS

	Consolidado			
	30.09.2006		30.06.2006	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.866	17.723	17.825	15.410
Periculosidade	683	350	664	388
Horas extras	724	752	706	721
Equiparação salarial e enquadramento funcional	810	221	787	217
Horas *in itinere*	802	182	795	179
Outras	2.018	3.278	2.002	3.257
	22.903	22.506	22.779	20.172
Cíveis				
Fornecedores	15.557	-	15.305	-
Atingidos pela UHE Itá	3.076	-	3.265	-
Danos emergentes e lucros cessantes	913	-	896	-
Doença ocupacional e acidente do trabalho	21.970	-	21.570	-
Outras	3.603	-	3.177	-
	45.119	-	44.213	-
Fiscais				
Contribuição Social	16.529	11.538	15.986	11.128
Imposto de Renda	-	2.778	-	2.695
PIS/COFINS	-	95.528	-	73.682
INSS	22.857	12.636	22.231	12.260
	39.386	122.480	38.217	99.765
	107.408	144.986	105.209	119.937
Classificação das provisões para contingências no Balanço				
Circulante	12.936	-	14.166	-
Longo Prazo	94.472	144.986	91.043	119.937
	107.408	144.986	105.209	119.937

Em julho de 2005, a Companhia impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei º 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-lei nº 1.598/1977, o que implica ser a indigitada Instrução Normativa ilegal.

Em conseqüência, a Companhia está recolhendo o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, depositando os valores que entende indevidos em conta vinculada ao Juízo onde tramita a ação.

04.01 - NOTAS EXPLICATIVAS

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005.

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

Controladora

	30.09.2006			30.06.2006		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	10.892	10.243	21.135	9.920	11.325	21.245
Cíveis	7.302	19.424	26.726	7.958	19.117	27.075
Fiscais	84.237	5.462	89.699	62.251	5.290	67.541
	102.431	35.129	137.560	80.129	35.732	115.861

Consolidado

	30.09.2006			30.06.2006		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	10.892	10.243	21.135	9.920	11.325	21.245
Cíveis	28.196	28.356	56.552	29.032	27.829	56.861
Fiscais	102.600	5.462	108.062	76.951	5.290	82.241
	141.688	44.061	185.749	115.903	44.444	160.347

NOTA 16 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Histórico		Atualizado	
		Valor anual	Valor total	Valor anual	Valor total
1°	-	1	1	2	2
2° ao 6°	-	-	-	-	-
7° ao 25°	30.08.2004	680	12.920	1.570	29.830
26° ao 35°	30.08.2023	61.280	612.800	141.556	1.415.560
			625.721		1.445.392

04.01 - NOTAS EXPLICATIVAS

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente na despesa financeira.

O saldo desta obrigação, no consolidado, atualizado até 30.09.2006, é de R$ 195.614, sendo R$ 1.570 (R$ 1.550 em 30.06.2006) no passivo circulante e R$ 194.044 (R$ 187.332 em 30.06.2006) no exigível a longo prazo.

O total devido a longo prazo tem seus vencimentos assim programados:

	30.09.2006	30.06.2006
2007	393	775
2008	1.570	1.550
2009	1.570	1.550
2010	1.570	1.550
2011	1.570	1.550
De 2012 até 2033	187.371	180.357
	194.044	187.332

NOTA 17 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos *Benefício Definido e Contribuição Definida.* O Plano de *Benefício Definido* encontra-se fechado para novas inscrições de empregados.

Plano de Benefício Definido

O Plano de *Benefício Definido* tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC do IBGE.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Em 27.03.2006, a Companhia celebrou Contratos de Parcelamento de Contribuições com a PREVIG e ELOS, no montante de R$ 13.410, a preços de 31.12.2004, decorrentes de Contribuições Suplementares destinadas à integralização de Reservas relativas a tempo de serviços passados de responsabilidade da Companhia, vencidas e não pagas, referidas ao período de competência dezembro de 1997 a dezembro de 2004. As parcelas contratadas serão amortizadas em 60 meses, de maio de 2006 a abril de 2011. O saldo devedor será reajustado ao final de cada mês, a partir de janeiro de 2005, inclusive, com base na variação do INPC do IBGE e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

De igual modo, a Companhia assinou em 27.03.2006, Contrato Particular de Financiamento com a PREVIG e ELOS, para a amortização da Provisão Matemática a Constituir, apurada no Demonstrativo de Resultados da Avaliação Atuarial do Plano em 31.12.2004, no valor de R$ 29.601. A dívida será amortizada no período de maio de 2006 a dezembro de 2023. O saldo devedor será reajustado mensalmente, com base na variação do INPC do IBGE e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

Em 28.04.2006, a Companhia celebrou Contrato de Financiamento de Insuficiência de Cobertura de Reservas Matemáticas dos Planos de Benefícios Administrados pela PREVIG, decorrente do Processo de Migração para o Plano de *Contribuição Definida*, na posição de 31.07.2005, no valor de R$ 18.460, sendo R$ 15.924 vinculado ao Plano de *Benefício Definido* e R$ 2.356 vinculado à massa de participantes que na migração para o Plano de *Contribuição Definida* optou pelo Benefício Suplementar Proporcional Saldado. Referida contratação objetiva amortizar insuficiências de reservas relativas a benefícios concedidos, no valor de R$ 13.869, para amortização em 192 parcelas (início em maio de 2006 e término em abril de 2022) e R$ 4.591 relativas a benefícios a conceder, para amortização em 96 parcelas (início em maio de 2006 e

04.01 - NOTAS EXPLICATIVAS

término em abril de 2014). O saldo devedor será reajustado mensalmente, com base na variação do INPC do IBGE e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no 3º trimestre de 2006 foi de R$ 254 (R$ 578 no 3º trimestre de 2005).

Anteriormente à constituição da PREVIG, o Plano de *Benefício Definido* era administrado pela Fundação Eletrosul de Previdência e Assistência Social ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% das respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia no 3º trimestre de 2006 foi de R$ 770 (R$ 272 no 3º trimestre de 2005).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

Em 05.04.2004, a Companhia firmou Convênio de Adesão com a PREVIG, passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de *Contribuição Definida* teve início a partir de janeiro em 2005, sendo que o processo de migração encerrou em 31.07.2005, com a adesão de aproximadamente 94% dos participantes.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto (a.a.)	11,25%
Taxa de retorno esperado dos ativos (a.a.)	11,50%
Crescimento salarial futuro	
- Participante ativo (a.a.)	7,50%
- Participante autopatrocinado (a.a.)	5,50%
Crescimento dos benefícios da previdência social (a.a.)	5,50%
Crescimento dos benefícios do Plano patrocinado pela Companhia (a.a.)	5,50%
Inflação	5,50%
Fator de capacidade	
- Salários	100%
- Benefícios	100%

Hipóteses Demográficas

- Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
- Tábua de Mortalidade de Inválidos - IAPB 57
- Tábua de Entrada em Invalidez - TASA27
- Tábua de Rotatividade - T-1 *Experience*
- Idade de Aposentadoria - Primeira data em que completam todas as carências
- % de participantes ativos casados na data da aposentadoria - 90,00%
- Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

- % de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
- Fator de conversão do SB-40 - 140%

Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

A movimentação do passivo atuarial total, na controladora e no consolidado, reconhecida no balanço patrimonial em 30.09.2006, está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.03.2006	**291.244**	**1.081**	**292.325**
Despesas do 2° trimestre de 2006	14.534	45	14.579
Contribuições reais da Cia. no 2° trimestre de 2006	(7.163)	-	(7.163)
Benefícios pagos pela Cia. no 2° trimestre de 2006	-	(140)	(140)
Passivo em 30.06.2006	**298.615**	**986**	**299.601**
Despesas do 3° trimestre de 2006	14.534	48	14.582
Contribuições reais da Cia. no 3° trimestre de 2006	(7.426)	-	(7.426)
Benefícios pagos pela Cia. no 3° trimestre de 2006	-	(84)	(84)
Passivo em 30.09.2006	**305.723**	**950**	**306.673**

Classificação do Benefício Pós-Emprego:

Circulante	28.222	-	28.222
Longo Prazo	277.501	950	278.451
	305.723	950	306.673

Os valores remanescentes a serem reconhecidos no resultado, no período de outubro a dezembro de 2006, relativamente ao plano de Benefícios e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	204	14	218
Custo dos juros	31.121	33	31.154
Rendimento esperado dos ativos do plano	(18.812)	-	(18.812)
Amortização de perdas atuariais	2.086	3	2.089
Contribuição dos empregados	(66)	-	(66)
Total	**14.533**	**50**	**14.583**

As perdas atuariais excedentes a 10% do valor presente das obrigações atuariais, não reconhecidas nas demonstrações financeiras, no valor de R$ 170.353, em 31.12.2005, serão amortizadas anualmente, de forma linear, pelo período de, aproximadamente, 7,27 anos, que corresponde ao tempo médio de contribuição futura estimado para os empregados participantes do plano.

Plano de Contribuição Definida

Além do plano de *Benefício Definido*, a PREVIG passou a administrar outro plano, do tipo *Contribuição Definida*, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de *Contribuição Definida*, do qual fazem parte 94% dos empregados da Companhia (887 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia no 3° trimestre de 2006 foi de R$ 826 (R$ 698 no 3° trimestre de 2005).

A Companhia é responsável pelo custeio de 100% das despesas administrativas do Plano de *Contribuição Definida* até 31.12.2006. A partir daí os mesmos serão rateados entre a patrocinadora e os participantes do plano. O valor dessas despesas no 3° trimestre de 2006 foi de R$ 77 (R$ 33 no 3° trimestre de 2005).

NOTA 18 - PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica, na controladora e no consolidado, o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.535 no exigível a longo prazo (R$ 36.535, em 30.06.2006), calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.456, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 19 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 30.09.2006, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 30.09.2006 é de R$ 4,70 (R$ 4,98, 30.06.2006).

O quadro societário da Companhia está assim constituído:

Acionistas	% do Capital	
	30.09.2006	30.06.2006
Suez Energy South America Participações Ltda.	68,71	68,73
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,59	16,57
	100,00	100,00

A composição das reservas, está assim constituída:

	30.09.2006	30.06.2006
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	148.257	148.257
Reserva de retenção de lucros	243	243
	148.500	148.500

c) Lucros acumulados – ajuste de exercício anterior

A Companhia, a partir de 01.01.2006, modificou a prática contábil de registro da provisão para grandes manutenções de seu parque gerador, em atendimento à Interpretação Técnica do Instituto dos Auditores Independentes do Brasil – IBRACON, a qual visa à convergência com as Normas Internacionais de Contabilidade.

A prática contábil que vinha sendo adotada pela Companhia e que prevalecia no Brasil, até 31.12.2005, era a de constituir provisão para gastos com grandes manutenções de bens do ativo imobilizado, em base mensal, para refletir o total das despesas e dos gastos a incorrer no período planejado da manutenção.

De acordo com o novo critério contábil, os componentes principais dos bens do imobilizado que precisarem de reposição em intervalos regulares devem ser contabilizados como ativos individuais, separados daqueles bens do imobilizado aos quais se relacionam, e depreciados com base nas vidas úteis destes ativos separados. Os dispêndios incorridos na reposição ou renovação dos componentes são registrados no imobilizado como aquisição de um ativo separado e os ativos substituídos são baixados do imobilizado.

Os efeitos da mudança da prática contábil, no montante de R$ 29.653, líquido de imposto de renda e contribuição social, foram reconhecidos diretamente na conta "Lucros acumulados".

d) Juros sobre o capital próprio e dividendos intercalares

Em 11.08.2006, o Conselho de Administração da Companhia aprovou (i) o crédito de juros sobre o capital próprio relativos ao período de 1° de janeiro a 30 de junho de 2006, no valor bruto de R$ 114.000, correspondente a R$ 0,174648 por ação; e a (ii) distribuição de dividendos intercalares, com base nas demonstrações financeiras levantadas em 30.06.2006, no montante de R$ 324.000, correspondente a R$ 0,496367 por ação.

Conforme Aviso aos Acionistas publicado em 12.08.2006, as ações da Companhia passaram a ser negociadas ex-juros sobre o capital próprio e dividendos intercalares a partir de 21.08.2006.

Os juros sobre o capital próprio, líquido do imposto de renda na fonte, serão imputados aos dividendos obrigatórios de que trata o artigo 202 da Lei n° 6.404/76.

Os pagamentos dos juros sobre o capital próprio e dos dividendos intercalares ocorreu no dia 25.10.2006.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do 3° trimestre de 2006, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão somente nas linhas do imposto de renda e da contribuição social deste trimestre.

NOTA 20 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

04.01 - NOTAS EXPLICATIVAS

A Companhia tem registrado em seus livros operações de *swap* de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 16.10.2006, com valor atual de principal de US$ 3.794 mil, equivalente a R$ 8.249 em 30.09.2006, amortizado semestralmente a partir de 15.04.2002.

A partir de novembro de 2004, aproveitando-se da desvalorização do dólar frente ao real, a Companhia implementou uma política de maior proteção do seu passivo em moeda externa, através de operações de *swap* no mercado de balcão, onde a variação cambial de empréstimos e financiamentos foi trocada pela variação do CDI. Os vencimentos das operações de *swap* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia.

Essas operações estão apresentadas nas demonstrações financeiras nas rubricas "Operações de Hedge - *swap*", no passivo circulante e longo prazo, e "Perdas com operações de *swap* taxa de câmbio/juros", na despesa financeira, conforme a seguir demonstrado:

	Controladora		Consolidado	
	30.09.2006	30.06.2006	30.09.2006	30.06.2006
Passivo Circulante				
Operações de Hedge - *swap*	26.194	25.378	30.924	37.358
Longo Prazo				
Operações de Hedge - *swap*	1.669	-	1.669	-

	Controladora		Consolidado	
	No trimestre 2006	Acumulado 2006	No trimestre 2006	Acumulado 2006
Despesa Financeira				
Perdas com *swap* de taxa de câmbio/juros	4.577	14.858	5.313	22.839

04.01 - NOTAS EXPLICATIVAS

A exposição líquida da Companhia ao fator de risco de mercado taxa de câmbio é a seguir demonstrada:

	Controladora		Consolidado	
	30.09.2006	30.06.2006	30.09.2006	30.06.2006
Empréstimos e financiamentos em moeda estrangeira	445.123	431.932	445.123	431.932
Instrumentos de hedge - *swap*	(217.295)	(69.872)	(224.905)	(90.433)
Aplicações financeiras em moeda estrangeira	(17.951)	(18.015)	(33.955)	(34.022)
Exposição líquida	209.877	344.045	186.263	307.477

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	30.09.2006		30.06.2006	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	445.123	405.944	431.932	405.596
Empréstimos e encargos em moeda nacional	234.139	232.124	247.922	240.746
	679.262	638.068	679.854	646.342

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 21 – TRANSAÇÕES COM PARTES RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora						
	30.09.2006						30.06.2006
	SESA (*)	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Ativo							
Contas a receber	653	181	1.396	740	28.318	**31.288**	**17.515**
Passivo							
Fornecedores	-	29.671	9.675	-	-	**39.346**	**39.122**
Dividendos e juros sobre o capital próprio	289.285	-	-	-	-	**289.285**	**-**
Resultado							**30.09.2005**
Receita operacional							
Suprimento de Energia	-	-	-	4.427	98.797	**103.224**	**36.814**
Receitas de serviços							
Administração	-	489	-	77	-	**566**	**885**
Operação e manutenção	-	1.311	7.358	1.072	-	**9.741**	**9.402**
Custo de Energia Elétrica e Serviços							
Compra energia	-	198.930	10.440	-	-	**209.370**	**280.251**
Financeiro							
Receita	-	-	-	-	158	**158**	**14**
Resultado de Participações societárias	-	65.157	10.275	6.314	1.202	**82.948**	**89.413**

(*) Suez Energy South America Participações Ltda.
(**) Tractebel Energia Comercializadora Ltda.

NOTA 22 - GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas demonstrações financeiras consolidadas da Companhia, em 30.09.2006 é de R$ 255.382 (R$ 259.334 em 30.06.2006).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.09.2006 totaliza R$ 190.705 (R$ 191.451 em 30.06.2006).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.09.2006 totaliza R$ 40.205 (R$ 41.734 em 30.06.2006).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 23 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.545.974, equivalentes a R$ 7.709.657 em 30.09.2006, e de lucro cessante com valor declarado de US$ 106.275, equivalentes a R$ 231.063 em 30.09.2006. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000, equivalentes a R$ 326.130 em 30.09.2006, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 278.569, equivalentes a R$ 605.665 em 30.09.2006, e lucro cessante de US$ 9.642, equivalentes a R$ 20.964 em 30.09.2006.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 108.710 em 30.09.2006. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 equivalentes a R$ 54.355 em 30.09.2006, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 108.710 em 30.09.2006.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de Conselheiros, Diretores e Administradores – (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus Diretores e Empregados.

NOTA 24 – CONTRATOS DE LONGO PRAZO

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção das empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e cerca de 85% contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.No mês de março de 2005, a Agência Nacional de Energia Elétrica - ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente.Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

A ANEEL, através da Resolução Normativa nº 224, de 20 de junho de 2006 reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN, em decorrência da impossibilidade de fornecimento de energia elétrica. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia. A Companhia tem o prazo até 30 de junho de 2007, ou até que seja publicado novo entendimento, para efetuar a recomposição do referido lastro.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de cinco anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS, renováveis por mais cinco anos.

Com o vencimento do prazo do contrato, em 22 de maio de 2006, a Companhia manifestou interesse em renovar o acordo, porém, a MSGás comunicou que a renovação dependeria de reajuste no preço do produto, conforme determinação da Petrobras que revende o gás para a MSGás.

Apesar de as partes ainda não terem firmado um acordo visando a renovação do contrato, o fornecimento do gás está mantido por força de uma liminar concedida à Tractebel.

Considerando a condição atual de operação da UTE William Arjona, os custos com a aquisição de gás, mesmo com a majoração de preço, seriam integralmente recuperados através dos Encargos do Serviço do Sistema – ESS, portanto, não haveria impactos relevantes no resultado da Companhia.

04.01 - NOTAS EXPLICATIVAS

INFORMAÇÃO SUPLEMENTAR

Demonstração do Fluxo de Caixa - Controladora

	2006		2005	
	3º trimestre	Acumulado	3º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	257.753	790.321	307.371	700.052
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	39.696	119.140	37.977	118.861
Resultado de equivalência patrimonial	(27.998)	(82.948)	(30.254)	(89.413)
Amortização de ágio	1.687	5.060	1.687	5.060
Variação monetária e cambial, líquida	4.403	(10.438)	(21.227)	(36.591)
Encargos de garantias de dívidas STN - DMPL	7.250	7.250	(12.454)	(12.454)
Juros líquidos	6.686	24.623	7.377	31.656
Fornecedores - obrigações estimadas	-	8.861	12.436	21.761
Provisão (reversão) de provisão operacional, líquida	5.154	(3.900)	(1.315)	(2.573)
Imposto de renda e CSLL diferidos	(4.291)	46.327	31.851	34.152
Resultado na baixa de bens do imobilizado	(12)	(17.058)	(3.625)	(3.515)
	290.328	887.238	329.824	766.996
Redução (aumento) nos ativos				
Consumidores e concessionárias	(15.374)	98	13.472	(6.382)
Recursos vinculados a pagamento de obrigações	(26.000)	(26.000)	-	-
Adiantamento a fornecedores	1.724	1.028	6.831	5.347
Alienações, serviços e gastos reembolsáveis	506	3.075	1.085	3.315
Tributos e contribuições sociais a recuperar	(60.994)	(85.646)	(23.609)	27.402
Cauções e depósitos vinculados/judiciais	(26.786)	(63.047)	(9.493)	(17.111)
Almoxarifado	(11.727)	(9.415)	(92)	(2.641)
Devedores diversos	(1.480)	5.532	3.523	6.165
Despesas antecipadas	(2.753)	5.940	(8.732)	(9.330)
Outros	(178)	(324)	7.939	3.856
	(143.062)	(168.759)	(9.076)	10.621
Aumento (redução) nos passivos				
Fornecedores	25.041	58.517	(18.246)	(10.969)
Empréstimos, financiamentos e debêntures	15.356	11.862	14.739	23.855
Tributos e contribuições sociais	30.834	18.116	(30.550)	(6.476)
Obrigações estimadas	609	(6.449)	2.588	4.960
Benefícios pós-emprego	(7.194)	(23.349)	(8.965)	(26.390)
Devolução de adicional tarifário	14.588	14.588	-	-
Outros	529	10.232	6.101	997
	79.763	83.517	(34.333)	(14.023)
Recursos líquidos provenientes das atividades operacionais	227.029	801.996	286.415	763.594
Atividades de investimento				
Aplicação no imobilizado e diferido	(19.036)	(40.033)	(9.142)	(25.985)
Integralização de capital em controladas	-	(2.000)	-	(201.200)
Dividendos recebidos de controladas	-	78.860	30.000	38.113
Recursos líquidos provenientes das (utilizados nas) atividades de investimentos	(19.036)	36.827	20.858	(189.072)

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

	2006		2005	
	3º trimestre	Acumulado	3º trimestre	Acumulado
Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(18.590)	(112.893)	(22.849)	(110.160)
Debêntures	-	-	-	200.000
Liquidações de operações de *swap*	(2.092)	(33.176)	(1.603)	(57.965)
Pagamentos de dividendos e juros sobre o capital próprio	(16.242)	(513.941)	(95.030)	(696.625)
Recursos líquidos utilizados nas atividades de financiamentos	**(36.924)**	**(660.010)**	**(119.482)**	**(664.750)**
Total dos efeitos no caixa	**171.069**	**178.813**	**187.791**	**(90.228)**
Caixa e equivalentes				
Saldo inicial	212.363	204.619	255.308	533.327
Saldo final	383.432	383.432	443.099	443.099
	171.069	**178.813**	**187.791**	**(90.228)**
Pagamentos efetuados no exercício				
Juros de empréstimos, financiamentos e debêntures	6.474	55.509	11.317	50.583
Imposto de renda e contribuição social	5.454	84.133	18.805	90.470
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	-	370	-	21.139
Dividendos intercalares e juros sobre o capital próprio creditados	438.000	438.000	-	-
Ajuste de exercícios anteriores - provisão para manutenções programadas	-	29.653	-	-

04.01 - NOTAS EXPLICATIVAS

Demonstração do Fluxo de Caixa - Consolidado

	2006		2005	
	3º trimestre	Acumulado	3º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	257.753	790.321	307.371	700.052
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	52.055	156.099	50.407	155.923
Resultado de equivalência patrimonial	-	(300)	-	-
Amortização de ágio	1.687	5.060	1.687	5.060
Variação monetária e cambial, líquida	9.400	4.613	(14.470)	(26.316)
Encargos de garantias de dívidas STN - DMPL	7.250	7.250	(12.454)	(12.454)
Juros líquidos	10.171	35.222	10.302	40.556
Fornecedores - obrigações estimadas	-	8.861	12.436	21.761
Provisão (reversão) de provisão operacional, líquida	5.590	(3.289)	(1.439)	(2.588)
Imposto de renda e CSLL diferidos	(2.727)	47.694	32.449	36.494
Resultado na baixa de bens do imobilizado	489	(16.645)	(3.625)	(3.515)
	341.668	1.034.886	382.664	914.973
Redução (aumento) nos ativos				
Consumidores e concessionárias	(17.199)	(22.624)	15.134	(12.733)
Recursos vinculados a pagamento de obrigações	(26.000)	(26.000)	-	-
Adiantamento a fornecedores	1.740	1.044	6.652	3.929
Alienações, serviços e gastos reembolsáveis	533	3.068	1.008	3.160
Tributos e contribuições sociais a recuperar	(56.223)	(82.917)	(19.879)	28.689
Cauções e depósitos vinculados/judiciais	(31.411)	(74.392)	(11.871)	6.345
Almoxarifado	(11.935)	(9.425)	(406)	(3.056)
Devedores diversos	(1.480)	5.532	3.523	6.165
Despesas antecipadas	(2.873)	5.878	(9.072)	(8.931)
Outros	(641)	(576)	7.512	3.425
	(145.489)	(200.412)	(7.399)	26.993
Aumento (redução) nos passivos				
Fornecedores	29.361	84.329	(18.043)	(6.009)
Empréstimos, financiamentos e debêntures	19.139	19.023	19.570	30.654
Tributos e contribuições sociais	31.770	22.025	(31.149)	(7.406)
Obrigações estimadas	705	(6.339)	2.713	5.114
Benefícios pós-emprego	(7.194)	(23.349)	(8.965)	(26.390)
Devolução de adicional tarifário	14.588	14.588	-	-
Outros	3.528	14.819	5.719	1.405
	91.897	125.096	(30.155)	(2.632)
Recursos líquidos provenientes das atividades operacionais	288.076	959.570	345.110	939.334
Atividades de investimento				
Aplicação no imobilizado e diferido	(20.321)	(43.650)	(11.298)	(30.028)
Recursos líquidos utilizados nas atividades de investimentos	(20.321)	(43.650)	(11.298)	(30.028)

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

	2006		2005	
	3º trimestre	Acumulado	3º trimestre	Acumulado
Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(30.699)	(157.330)	(34.632)	(470.445)
Debêntures	-	-	-	200.000
Liquidações de operações de *swap*	(10.078)	(56.122)	(6.396)	(66.923)
Pagamentos de dividendos e juros sobre o capital próprio	(16.242)	(513.941)	(95.030)	(696.625)
Recursos líquidos utilizados nas atividades de financiamentos	(57.019)	(727.393)	(136.058)	(1.033.993)
Total dos efeitos no caixa	210.736	188.527	197.754	(124.687)
Caixa e equivalentes				
Saldo inicial	286.928	309.137	333.236	655.683
Saldo final	497.664	497.664	530.990	530.996
	210.736	188.527	197.754	(124.687)
Pagamentos efetuados no exercício				
Juros de empréstimos, financiamentos e debêntures	14.339	87.581	20.175	100.019
Imposto de renda e contribuição social	21.351	127.110	29.607	126.951
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	289	962	-	23.117
Dividendos intercalares e juros sobre o capital próprio creditados	438.000	438.000	-	-
Ajuste de exercícios anteriores - provisão para manutenções programadas	-	29.953	-	-

04.01 - NOTAS EXPLICATIVAS

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Pierre Michel Philippe Chareyre
Conselheiro

Luiz Antônio Barbosa
Conselheiro

José Pais Rangel
Conselheiro

Antonio Alberto Gouvêa Vieira
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Gerente – CRC RJ 072259/O-5 S-SC

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comentário do desempenho da Companhia no trimestre está apresentado no Quadro 08.01 – COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
1	Ativo Total	5.924.142	5.586.249
1.01	Ativo Circulante	1.114.478	772.913
1.01.01	Disponibilidades	41.138	17.127
1.01.02	Créditos	901.295	653.102
1.01.02.01	Títulos e Valores Mobiliários	456.526	269.801
1.01.02.02	Recursos Vinculados a Pgto. Obrigações	26.000	0
1.01.02.03	Consumidores, Concess. e Permissionárias	337.919	313.727
1.01.02.04	Cauções e Depósitos Vinculados	59.006	49.804
1.01.02.05	Devedores Diversos-Conc.Energia Elétrica	19.324	15.630
1.01.02.06	Outros	2.520	4.140
1.01.03	Estoques	32.937	21.046
1.01.04	Outros	139.108	81.638
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	7.321	7.759
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	101.021	44.787
1.01.04.03	Despesas Pagas Antecipadamente	4.844	1.756
1.01.04.04	Ativo Fiscal Diferido	18.704	19.375
1.01.04.05	Outros	7.218	7.961
1.02	Ativo Realizável a Longo Prazo	469.016	438.767
1.02.01	Créditos Diversos	88.526	90.363
1.02.01.01	Concessionárias e Permissionárias	4.201	6.208
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	18.471	20.685
1.02.01.03	Alienação de Bens e Direitos	65.854	63.470
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	380.490	348.404
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	11.401	9.864
1.02.03.02	Depósitos Judiciais	144.986	119.937
1.02.03.03	Ativo Fiscal Diferido	192.914	189.514
1.02.03.04	Cauções e Depósitos Vinculados	28.960	27.879
1.02.03.05	Outros	2.229	1.210
1.03	Ativo Permanente	4.340.648	4.374.569
1.03.01	Investimentos	38.558	40.245
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	36.442	38.129
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.02	Imobilizado	4.265.018	4.294.947
1.03.03	Diferido	37.072	39.377

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
2	Passivo Total	5.924.142	5.586.249
2.01	Passivo Circulante	1.137.303	611.411
2.01.01	Empréstimos e Financiamentos	231.537	212.687
2.01.02	Debêntures	38.551	27.339
2.01.03	Fornecedores	211.481	145.965
2.01.04	Impostos, Taxas e Contribuições	64.688	31.204
2.01.05	Dividendos a Pagar	424.950	3.192
2.01.05.01	Dividendos e Juros s/Capital Próprio	424.950	3.192
2.01.06	Provisões	41.594	74.246
2.01.06.01	Obrigações Estimadas	28.658	60.080
2.01.06.02	Contingências	12.936	14.166
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	124.502	116.778
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	6.028	7.589
2.01.08.02	Benefícios Pós-Emprego	28.222	31.786
2.01.08.03	Operações de Hedge - Swap	30.924	37.358
2.01.08.04	Concessões a Pagar	1.570	1.550
2.01.08.05	Obrigações com Programa P&D	29.458	22.720
2.01.08.06	Devolução de Adicional Tarifário	14.588	0
2.01.08.07	Outros	13.712	15.775
2.02	Passivo Exigível a Longo Prazo	1.718.903	1.726.656
2.02.01	Empréstimos e Financiamentos	775.195	805.470
2.02.02	Debêntures	332.289	332.005
2.02.03	Provisões	95.119	91.684
2.02.03.01	Obrigações Estimadas	647	641
2.02.03.02	Contingências	94.472	91.043
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	516.300	497.497
2.02.05.01	Tributos e Contrib. Sociais Parcelados	5.601	5.815
2.02.05.02	Concessões a Pagar	194.044	187.332
2.02.05.03	Benefícios Pós-Emprego	278.451	267.815
2.02.05.04	Passivo Fiscal Diferido	36.535	36.535
2.02.05.05	Operações de Hedge - Swap	1.669	0
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	3.067.936	3.248.182
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2006	4 -30/06/2006
2.05.04	Reservas de Lucro	148.500	148.500
2.05.04.01	Legal	148.257	148.257
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	243	243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	381.975	562.221

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.01	Receita Bruta de Vendas e/ou Serviços	787.068	2.249.440	616.296	1.934.248
3.01.01	Suprimento de Energia Elétrica	585.829	1.695.939	492.952	1.578.150
3.01.02	Fornecimento de Energia Elétrica	197.460	540.691	119.117	343.646
3.01.03	Serviço Prestado	1.374	4.132	1.404	4.007
3.01.04	Venda de Cinzas	2.345	6.948	1.860	5.713
3.01.05	Outras	60	1.730	963	2.732
3.02	Deduções da Receita Bruta	(92.231)	(258.814)	(69.555)	(231.948)
3.02.01	Impostos e Contribuições	(84.056)	(232.972)	(68.132)	(227.590)
3.02.02	Pesquisa e Desenvolvimento	(6.893)	(21.088)	0	0
3.02.03	Repasse - CCC/CDE - Vendas de Cinzas	(1.282)	(4.754)	(1.423)	(4.358)
3.03	Receita Líquida de Vendas e/ou Serviços	694.837	1.990.626	546.741	1.702.300
3.04	Custo de Bens e/ou Serviços Vendidos	(296.789)	(733.921)	(157.373)	(535.756)
3.04.01	Pessoal	(22.507)	(64.459)	(17.818)	(58.678)
3.04.02	Material	(5.356)	(12.604)	(5.280)	(15.064)
3.04.03	Serviço de Terceiro	(14.453)	(35.821)	(12.345)	(34.016)
3.04.04	Combustível p/Prod.Ener.Elétrica	(22.400)	(87.109)	(28.157)	(83.422)
3.04.05	Compens.Financ.p/Utiliz.Rec. Hídricos	(9.092)	(32.190)	(23.234)	(48.805)
3.04.06	Depreciação / Amortização	(49.421)	(148.219)	(47.825)	(148.141)
3.04.07	Energia Elétrica Comprada p/Revenda	(174.001)	(348.931)	(18.763)	(128.774)
3.04.08	Outros	441	(4.588)	(3.951)	(18.856)
3.05	Resultado Bruto	398.048	1.256.705	389.368	1.166.544
3.06	Despesas/Receitas Operacionais	(60.770)	(275.199)	(70.983)	(313.625)
3.06.01	Com Vendas	(54.340)	(156.027)	(33.844)	(121.164)
3.06.01.01	Encargos de Uso da Rede Elétrica	(52.190)	(150.981)	(40.310)	(121.832)
3.06.01.02	Provisão p/Créditos de Liq.Duvidosa	0	(10)	9.126	9.126
3.06.01.03	Outras	(2.150)	(5.036)	(2.660)	(8.458)
3.06.02	Gerais e Administrativas	(33.621)	(78.340)	(31.590)	(97.781)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.06.02.01	Pessoal	(10.272)	(31.275)	(8.182)	(27.947)
3.06.02.02	Serviço de Terceiro	(5.701)	(17.294)	(5.166)	(17.063)
3.06.02.03	Depreciação / Amortização	(2.623)	(7.850)	(2.575)	(7.756)
3.06.02.04	Provisões Operacionais, líquidas	(2.095)	13.688	(8.110)	(8.077)
3.06.02.05	Pesquisa e Desenvolvimento	0	(9.151)	0	0
3.06.02.06	Taxa de Fiscalização	(2.355)	(7.065)	(2.187)	(6.900)
3.06.02.07	Encargos de Rescisão Contratual	0	0	0	(14.530)
3.06.02.08	Outras	(10.575)	(19.393)	(5.370)	(15.508)
3.06.03	Financeiras	(50.880)	(115.830)	(3.862)	(89.620)
3.06.03.01	Receitas Financeiras	26.042	86.410	34.574	82.898
3.06.03.01.01	Rendas de Aplicações Financeiras	13.223	45.877	28.242	70.058
3.06.03.01.02	Juros	8.019	20.428	851	2.665
3.06.03.01.03	Variação Monetária - Depósitos Judiciais	3.685	9.618	370	977
3.06.03.01.04	Variação Monetária - Outras	830	1.640	4.604	4.985
3.06.03.01.05	Variação Cambial - Outras	89	612	276	1.238
3.06.03.01.06	Outras	196	8.235	231	2.975
3.06.03.02	Despesas Financeiras	(76.922)	(202.240)	(38.436)	(172.518)
3.06.03.02.01	Encargos de Emprést.,Financ.e Debêntures	(34.409)	(106.761)	(41.193)	(129.958)
3.06.03.02.02	Encargos de Garantias Dívidas STN - DMPL	(7.250)	(7.250)	12.454	12.454
3.06.03.02.03	Encargos de Prov.Operacionais, líquida	(1.813)	(5.975)	(1.136)	(5.706)
3.06.03.02.04	Encargos de Tributos e Contrib.Sociais	(76)	(263)	(78)	(7.322)
3.06.03.02.05	Encargos da Concessão ANEEL	(4.573)	(13.344)	(4.084)	(11.716)
3.06.03.02.06	Encargos do Passivo Atuarial	(12.363)	(37.118)	(11.139)	(33.417)
3.06.03.02.07	Var. Monet. Emprést.Financ. e Debêntures	(2.452)	(8.910)	1.262	(3.056)
3.06.03.02.08	Var.Monet. Prov. Operacionais, líquida	(128)	(1.420)	212	(2.925)
3.06.03.02.09	Var. Monet. Concessão ANEEL	(2.542)	(3.756)	2.599	(2.409)
3.06.03.02.10	Variação Monetária - Outras	(564)	(3.001)	220	15

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.06.03.02.11	Var. Cambial Emprést.Financiamentos	(1.051)	24.049	32.002	160.810
3.06.03.02.12	Var. Cambial de Aplicações Financeiras	315	(657)	(1.448)	(4.836)
3.06.03.02.13	Variação Cambial - Outras	136	167	401	(217)
3.06.03.02.14	Perdas com Swap de Taxa de Câmbio/Juros	(5.313)	(22.839)	(23.601)	(125.745)
3.06.03.02.15	Outras	(4.839)	(15.162)	(4.907)	(18.490)
3.06.04	Outras Receitas Operacionais	88.687	88.687	0	0
3.06.04.01	Ganho em Ação Judicial	88.687	88.687	0	0
3.06.05	Outras Despesas Operacionais	(8.929)	(8.929)	0	0
3.06.05.01	Devolução de Adicional Tarifário	(8.929)	(8.929)	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.687)	(4.760)	(1.687)	(5.060)
3.06.06.01	Amortização Ágio na Partic. Empresas	(1.687)	(5.060)	(1.687)	(5.060)
3.06.06.02	Equiv.Patrim.s/Ajuste Exercício Anterior	0	300	0	0
3.07	Resultado Operacional	337.278	981.506	318.385	852.919
3.08	Resultado Não Operacional	135	17.269	3.625	3.515
3.08.01	Receitas	702	46.620	31.369	31.438
3.08.02	Despesas	(567)	(29.351)	(27.744)	(27.923)
3.09	Resultado Antes Tributação/Participações	337.413	998.775	322.010	856.434
3.10	Provisão para IR e Contribuição Social	(82.387)	(160.760)	17.808	(119.890)
3.10.01	Contribuição Social	(22.019)	(47.612)	(1.096)	(30.766)
3.10.02	Imposto de Renda	(60.368)	(113.148)	18.904	(89.124)
3.11	IR Diferido	2.727	(47.694)	(32.447)	(36.492)
3.11.01	Contribuição Social	723	(33.078)	(27.804)	(36.008)
3.11.02	Imposto de Renda	2.004	(14.616)	(4.643)	(484)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	257.753	790.321	307.371	700.052
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO	0,39488	1,21077	0,47089	1,07248
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Operacional Bruta

Consolidado

A receita bruta consolidada do terceiro trimestre de 2006 alcançou R$ 787.068, 27,7% acima da registrada no mesmo período do ano anterior. A receita de suprimento de energia atingiu R$ 585.829 e a receita de fornecimento de energia (energia vendida para clientes livres) foi de R$ 197.460, representando, respectivamente, crescimento de 18,8% e 65,8% ante o 3T05, o que reflete os esforços da Companhia em ampliar o portfólio de clientes livres.

As vendas consolidadas no segundo trimestre de 2006 totalizaram 8.377 GWh, um incremento de 18,8% em relação aos 7.052 GWh vendidos em igual período do ano anterior. O preço médio dos contratos comercializados atingiu R$ 92,98/MWh, 8,5% superior ao preço médio da energia vendida através de contratos no mesmo período do ano anterior, que foi de cerca de R$ 85,69/MWh.

Receita Operacional Bruta - R$ milhões


616
787
3T05
3T06

Volume de Vendas - MWh


7.052
8.377
3T05
3T06

Preço Médio - R$/MWh


85,7
93,0
3T05
3T06

Controladora

A receita bruta da controladora no terceiro trimestre deste ano foi de R$ 655.312, 11,8% superior a do mesmo período de 2005.

As vendas da controladora neste trimestre foram de 7.091 GWh, um incremento de 5,8% se comparado aos 6.702 GWh do mesmo período de 2005. O preço médio de energia vendida atingiu R$ 92,48, 8,7% maior que o preço médio praticado no terceiro trimestre de 2005 que foi de R$ 85,05.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

De acordo com a orientação contida em Despacho nº 657/2006 da Agência Nacional de Energia Elétrica – ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que vinha sendo registrado na receita operacional, na rubrica "Subvenção Combustível – CCC/CDE" passou a ser apresentado como conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica". Os montantes de R$ 75.003 e R$ 257.796, relativos ao terceiro trimestre e os nove meses de 2005, respectivamente, apresentados na receita operacional nas Informações Trimestrais de 30.09.2005, foram reclassificados, de modo a permitir uma melhor análise comparativa entre os trimestres apresentados.

Receita Líquida

Consolidado

A receita líquida consolidada do terceiro trimestre de 2006 totalizou R$ 694.837, versus R$ 546.741 no terceiro trimestre de 2005, um incremento de 27,1%.

As deduções sobre a receita bruta cresceram 32,6% entre os períodos comparados, passando de R$ 69.555 no terceiro trimestre de 2005 para R$ 92.231 no mesmo período de 2006. Este crescimento resulta da combinação dos seguintes fatores:

- Impostos e contribuições sociais – houve aumento do ICMS em função do incremento das vendas para consumidores finais, sobre as quais há a incidência desse imposto. Por outro lado, verificou-se uma redução do PIS e da COFINS, em função da não incidência, a partir de dezembro de 2005, desses impostos sobre o reembolso do consumo de combustíveis fósseis adquiridos com recursos da Conta de Consumo de Combustíveis (CCC) e da Conta de Desenvolvimento Energético (CDE), devido à alteração da prática contábil proposta pela ANEEL.

- Pesquisa e desenvolvimento – a partir de 2006, em função da mudança de procedimento contábil, os valores a serem aplicados em projetos de pesquisa e desenvolvimento (1% sobre a receita) passaram a ser apresentados como dedução da receita bruta.

Controladora

A receita líquida da controladora neste trimestre de 2006 foi de R$ 599.388, 13,6% superior a do mesmo trimestre do ano anterior. Este incremento foi resultante do aumento da receita operacional bruta, além da variação nas deduções da receita operacional bruta pela combinação dos fatores acima mencionados.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Custos e Despesas Gerais e Administrativas

Consolidado e controladora

O total dos custos e despesas operacionais consolidados alcançou R$ 304.992 (R$ 275.881 na controladora) no terceiro trimestre de 2006, apresentando um acréscimo no consolidado de 36,9% (2,0% na controladora), sobre o período equivalente do ano anterior, que no consolidado foi de R$ 222.807 (R$ 270.418 na controladora). Esta variação decorre do comportamento dos principais componentes a seguir:

a) **Energia elétrica comprada para revenda**

- Compra de terceiros: R$ 64.429 superior ao terceiro trimestre de 2005 no consolidado, devido ao aumento do volume de venda de energia, principalmente pela controlada Tractebel Energia Comercializadora.
- Transações no âmbito da Câmara de Comercialização de Energia Elétrica - CCEE: aumento no consolidado de R$ 90.809 (R$ 83.994 na controladora) em comparação ao mesmo período do ano anterior devido principalmente: (a) à necessidade de reposição da energia do contrato com a CIEN, que se mostrou indisponível a partir de junho de 2006; (b) ao aumento médio dos Preços de Liquidação de Diferenças – PLD, na CCEE, que resultou no crescimento dos custos de energia de substituição térmica; e (c) aos maiores custos do Mecanismo de Realocação de Energia - MRE, em decorrência da produção reduzida, devido a forte estiagem que atingiu a Região Sul do país, desde o inicio do ano.

b) **Custo com combustíveis para produção de energia elétrica:** o terceiro trimestre de 2005 contempla um ajuste no consumo de carvão de R$ 7.085 no consolidado e na controladora, relativo a períodos anteriores àquele. Excluindo-se este ajuste, houve um incremento inexpressivo causado, principalmente, pelo aumento de consumo de carvão destinado à geração de energia para exportação e de biomassa, utilizada para a geração de energia na Unidade de Cogeração Lages.

c) **Encargos de uso da rede elétrica:** no consolidado foi R$ 11.880 (R$ 10.299 na controladora) superior ao terceiro trimestre de 2005, em decorrência do aumento do volume de vendas através de contratos bilaterais em substituição aos contratos iniciais, sobre os quais não incidiam encargos de transmissão.

d) **Compensação financeira pela utilização de recursos hídricos:** no consolidado foi R$ 14.142 (R$ 13.881 na controladora) inferior ao terceiro trimestre de 2005, em decorrência do impacto na base de apuração desta contribuição, causada pela redução do despacho das usinas hidráulicas pelo Operador Nacional do Sistema Elétrico – ONS, devido a forte estiagem que atingiu a região Sul do país desde o início do ano.

e) **Pessoal:** aumento no consolidado de R$ 6.779 no consolidado (R$ 6.716 na controladora) em relação ao mesmo período de 2005, em função do reconhecimento na Tractebel Energia, neste trimestre, de R$ 3.360 de provisão para participação nos resultados e bônus. Em 2005 essa provisão foi registrada integralmente em dezembro.

01732-9 TRACTEBEL ENERGIA S.A. 02.474.103/0001-19

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

f) **Devolução de adicional tarifário:** neste trimestre, por determinação da ANEEL, foi reconhecida despesa de R$ 8.929, no consolidado e controladora, em razão da obrigatoriedade de devolução de adicional tarifário, anteriormente cobrado de clientes para compensar diferenças de PIS e COFINS decorrentes de alterações da legislação fiscal.

g) **Ganho em ação judicial:** no terceiro trimestre de 2006 foi reconhecido um ganho no consolidado de R$ 88.687 (R$ 87.535 na controladora), decorrente do trânsito em julgado de decisão favorável ao afastamento da base de cálculo da contribuição ao PIS e da COFINS.

Resultado do Serviço (EBIT)

O resultado do serviço (EBIT) consolidado atingiu R$ 389.845 (R$ 323.507, na controladora) no terceiro trimestre de 2006, representando uma expansão de 20,3% (25,8% na controladora) em relação ao mesmo trimestre de 2005.


EBIT (R$ milhões) e Margem EBIT (%)
Consolidado
324
390
3T05
3T06
EBIT
Margem EBIT


EBIT (R$ milhões) e Margem EBIT (%)
Controladora
257
324
3T05
3T06
EBIT
Margem EBIT

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA consolidado deste trimestre alcançou R$ 441.889 (R$ 391.190 na controladora), um aumento de 18,0% (20,3% na controladora) em relação ao mesmo período do ano anterior. A margem EBITDA foi de 63,6% (65,3% na controladora), contra o terceiro trimestre de 2005 foi de 68,5% (61,7% na controladora).

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE


EBITDA (R$ milhões) e Margem EBITDA (%)
Consolidado
68%
374
64%
442
3T05
3T06
EBITDA
Margem EBITDA
EBITDA (R$ milhões) e Margem EBITDA (%)
Controladora
62%
325
65%
391
3T05
3T06
EBITDA
Margem EBITDA

Resultado Financeiro

As despesas financeiras líquidas consolidadas alcançaram R$ 50.880 (R$ 31.925 na controladora), enquanto que no mesmo período do ano anterior foi de R$ 3.862 (R$ 18.033 de receita financeira na controladora), um aumento de R$ 47.018 (R$ 49.958 na controladora). Esta variação deve-se, principalmente, aos seguintes aspectos:

- Redução no consolidado de R$ 15.019 (R$ 14.194 na controladora), neste trimestre, na renda de aplicações financeiras devido ao menor volume de recursos disponíveis para aplicação e às menores taxas praticadas no mercado, se comparados ao mesmo período de 2005.
- No terceiro trimestre de 2006, os encargos sobre empréstimos, financiamentos e debêntures, consolidados, foram R$ 6.784 (R$ 4.225 na controladora) menores que os apresentados no mesmo trimestre do ano anterior. Este comportamento decorreu da redução da Taxa de Juros de Longo Prazo (TJLP), que incide sobre parte do endividamento, e da diminuição gradativa do endividamento pelas amortizações realizadas no período.
- Neste trimestre, os Bônus do Tesouro dos Estados Unidos, relativos às garantias da dívida com a Secretaria do Tesouro Nacional – STN, resultaram em uma perda no consolidado e na controladora de R$ 7.250, enquanto que em igual período do ano anterior, os mesmos geraram um ganho de R$ 12.454.
- No terceiro trimestre de 2006, a variação monetária de empréstimos, financiamentos, debêntures e concessão ANEEL resultou em despesa financeira consolidada de R$ 4.994 (R$ 1.231 na controladora). Já no mesmo período do ano anterior, esta variação monetária gerou uma receita financeira consolidada de R$ 3.861 (R$ 2.086 na controladora). Estes efeitos resultaram da variação do Índice Geral de Preço ao Mercado (IGPM) nos trimestres analisados.
- Neste trimestre, a despesa de variação cambial, líquida do resultado das operações com *swap* de moeda estrangeira, no consolidado foi de R$ 6.049 (R$ 5.564 na controladora), enquanto que no mesmo período de 2005 houve um ganho cambial no consolidado de R$ 6.953 (R$ 14.550 na controladora). Estes resultados decorreram do comportamento, nos períodos comparados, do Real frente à cesta de moedas que compõe a dívida.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Lucro Líquido

A Companhia apurou um lucro líquido de R$ 257.753 no terceiro trimestre de 2006, ante a R$ 307.371 no mesmo trimestre de 2005. Essa redução deve-se, basicamente, ao comportamento do resultado financeiro e ao aumento dos custos decorrentes de transações realizadas no âmbito da Câmara de Comercialização de Energia Elétrica – CCEE, conforme anteriormente comentados.

Os lucros líquidos dos trimestres apresentados foram influenciados pelas seguintes transações não recorrentes: (a) no terceiro trimestre de 2006 foram reconhecidos o ganho de ação judicial transitada em julgado em favor da Companhia, no valor de R$ 58.533, líquido de impostos, e a redução do imposto de renda e da contribuição social, no montante de R$ 38.760, devido ao crédito de juros sobre o capital próprio; e (b) no terceiro trimestre de 2005 foi registrado o ganho de capital e fiscal, decorrente da alienação do Projeto Jacuí, no valor de R$ 96.717.

No acumulado de 2006, o lucro líquido atingiu R$ 790.321, representando um crescimento de 12,9% em relação ao mesmo período de 2005.


Lucro Líquido - R$ milhões
307
258
700
790
3T05
3T06
9M05
9M06

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	9,01
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	19,46
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.528.001		344.528.001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PARTICULAR
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGPM-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 30.09.2006

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.512.625	68,71	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.781.369	78,71	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física em 30.09.2006

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdala Filho	745.685.582	99,99	Brasileira

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 30.09.2006:

	30.09.2006		30.09.2005	
Acionista	Quantidade de ações ordinárias	% do capital	Quantidade de ações ordinárias	% do capital
Controladora				
Suez Energy South America Partic. Ltda.	448.512.625	68,71	511.092.156	78,30
Conselho de Administração	91.855	0,02	606	-
Diretoria Executiva	24.929	-	-	-
Conselho Fiscal	-	-	-	-
	448.629.409	68,73	511.092.762	78,30

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

3. Quantidade de ações em circulação em 30.09.2006

	Quantidade de ações ordinárias	%
Total de ações da Companhia	652.742.192	100,00
Total de ações detidas pelo Controlador e Administradores	(448.629.409)	(68,73)
Total de ações em circulação	**204.112.783**	**31,27**

4. Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia, alterado para adequação às regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou decorrente, em especial, da aplicação, validade, eficácia, violação e interpretação das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem e do Contrato de Participação do Novo Mercado."

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos Administradores e Acionistas
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das Informações Trimestrais - ITR da Tractebel Energia S.A. (individuais e consolidadas), correspondentes ao trimestre findo em 30 de setembro de 2006, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é emitir relatório, sem expressar opinião, sobre essas Informações Trimestrais - ITR.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais - ITR; e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da Companhia.

3. Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais - ITR referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das Informações Trimestrais - ITR.

4. Nossa revisão foi conduzida com o objetivo de emitirmos relatório sobre as Informações Trimestrais - ITR referidas no primeiro parágrafo, tomadas em conjunto. A demonstração do fluxo de caixa dos trimestres e períodos de nove meses findos em 30 de setembro de 2006 e de 2005 (individual e consolidado), que está sendo apresentada para propiciar informações suplementares sobre a Companhia e suas controladas, não é requerida como parte integrante das Informações Trimestrais - ITR. Essa demonstração foi submetida aos procedimentos descritos no segundo parágrafo e, com base em nossa revisão, não temos conhecimento de qualquer modificação relevante que deva ser feita para que a mesma esteja adequadamente apresentada, em relação às Informações Trimestrais - ITR, tomadas em conjunto.

Florianópolis, 20 de outubro de 2006.

Paulo Ricardo Pinto Alaniz
Sócio - contador
CRC RS – 042460/O – 3 "S" SC
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S"

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE